MANAGEMENT’S DISCUSSION AND ANALYSIS
This management’s discussion and analysis (“MD&A”) of ARC Resources Ltd. (“ARC” or the “Company”) is management’s analysis of the financial performance and significant trends or external factors that may affect future performance. It is dated February 5, 2014 and should be read in conjunction with the audited consolidated financial statements (the "financial statements") as at and for the year ended December 31, 2013, and the MD&A and unaudited condensed interim consolidated financial statements for the periods ended March 31, 2013, June 30, 2013, and September 30, 2013, as well as ARC’s Annual Information Form that is filed on SEDAR at www.sedar.com. All financial information is reported in Canadian dollars, unless otherwise noted.
This MD&A contains additional generally accepted accounting principles ("GAAP") measures, non-GAAP measures and forward-looking statements. Readers are cautioned that the MD&A should be read in conjunction with ARC’s disclosure under the headings “Non-GAAP Measures,” “Additional GAAP Measures,” and “Forward-looking Information and Statements” included at the end of this MD&A.
ABOUT ARC RESOURCES LTD.
ARC is a dividend-paying Canadian oil and gas company with near-term and long-term oil, natural gas, condensate and natural gas liquids ("NGLs") growth prospects headquartered in Calgary, Alberta. ARC’s activities relate to the exploration, development and production of conventional oil and natural gas in Canada with an emphasis on the acquisition and development of properties with a large volume of hydrocarbons in place commonly referred to as “resource plays.”
ARC’s vision is to be a leading energy producer, focused on delivering results through its strategy of risk-managed value creation. ARC is committed to providing superior long-term financial returns for its shareholders, creating a culture where respect for the individual is paramount and action and passion are rewarded, and running its business in a manner that protects the safety of employees, communities and the environment. ARC’s vision is realized through the four pillars of its strategy:

1.
High quality, long-life assets – ARC’s unique suite of assets include both growth and base assets. ARC’s growth assets consist of world-class resource play properties, primarily concentrated in the Montney geological formation in northeast British Columbia and northern Alberta, and the Cardium formation in the Pembina area of Alberta. These assets provide substantial growth opportunities, which ARC will pursue with a clear line of sight towards long-term profitable development. ARC’s base assets consist of core properties located throughout Alberta, Saskatchewan and Manitoba. The base assets deliver stable production and contribute significant cash flows to fund future growth.

2.
Operational excellence – ARC is focused on capital discipline and cost management to extract the maximum return on its investments while operating in a safe and environmentally responsible manner. Production from individual oil and natural gas wells naturally declines over time. In any one year, ARC approves a budget to drill new wells with the intent to first replace production declines and second to potentially increase production volumes. At times, ARC may also acquire strategic producing or undeveloped properties to enhance current production and reserves or to provide potential future drilling locations. Alternatively, it may strategically dispose of non-core assets that no longer meet its investment criteria.

3.
Financial flexibility – ARC provides returns to shareholders through a combination of a monthly dividend, currently $0.10 per share per month, and a potential for capital appreciation. ARC’s goal is to fund capital expenditures necessary to replace production declines and dividend payments using funds from operations (1). ARC will finance growth activities through a combination of sources including funds from operations, proceeds from ARC’s Dividend Reinvestment Program (“DRIP”), reduced funding required under the Stock Dividend Program, proceeds from property dispositions, debt capacity, and if necessary, equity issuance. ARC chooses to maintain prudent debt levels, targeting its net debt to be one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization over the long-term (1).

4.
Top talent and strong leadership culture – ARC is committed to the attraction, retention and development of the best and brightest people within its organization. ARC’s employees conduct business every day in a culture of trust, respect, integrity and accountability. Building leadership talent at all levels of the organization is a key focus. ARC is also committed to corporate leadership through community investment, environmental reporting practices and open communication with all stakeholders. As of the end of December 2013, ARC had approximately 562 employees with 336 professional, technical and support staff in the Calgary office, and 226 individuals located across ARC’s operating areas in western Canada.

(1)
Funds from operations, net debt, and total capitalization are additional GAAP measures which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

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Total Return to Shareholders
ARC's business plan has resulted in significant operational success and has contributed to a trailing five year annualized total return per share of 14 per cent (Table 1).
Table 1

Total Returns (1)	Trailing One Year	Trailing Three Year	Trailing Five Year
Dividends per share ($)	1.20	3.60	6.08
Capital appreciation per share ($)	5.13	4.16	9.47
Total return per share (%)	26.5	34.2	92.9
Annualized total return per share (%)	26.5	10.3	14.1
S&P/TSX Exploration & Producers Index annualized total return (%)	13.8	(6.1)	5.8

(1)
Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A. Calculated as at December 31, 2013.

Since 2009, ARC’s production has grown by 32,549 barrels of oil equivalent (“boe”) per day, or 51 per cent, while its proved plus probable reserves have grown by 257.4 million boe, or 68 per cent. Table 2 highlights ARC’s production and reserves for the last five years:
Table 2

	2013	2012	2011	2010	2009
Production (boe/d)	96,087	93,546	83,416	73,954	63,538
Daily production per share, boe per thousand shares (1)	0.31	0.31	0.29	0.28	0.27
Proved plus probable reserves (mmboe) (2)(3)(4)	633.9	607.0	572.4	485.1	376.5
Proved plus probable reserves per share (mmboe)	2.0	2.0	2.0	1.8	1.6

(1)	Daily production per share represents annual daily average production divided by the diluted weighted average common shares for the respective years ending December 31.

(2)	As determined by ARC’s independent reserve evaluator solely at December 31 in millions of barrels of oil equivalent ("mmboe").

(3)
ARC has also disclosed contingent resources associated with interests in certain of its properties located in northeastern British Columbia in ARC’s Annual Information Form as filed on SEDAR at www.sedar.com.

(4)
Company gross reserves. For more information, see ARC’s Annual Information Form as filed on SEDAR at www.sedar.com and the news release entitled “ARC Resources Ltd. Announces Sixth Consecutive Year of 200 per cent or Greater of Produced Reserves Replacement in 2013” dated February 5, 2014.

ECONOMIC ENVIRONMENT
ARC’s 2013 financial and operational results were impacted by commodity prices and foreign exchange rates which are outlined in Table 3 below.
Table 3

Selected Benchmark Prices and Exchange Rates (1)	Three Months Ended			Twelve Months Ended
	December 31			December 31
	2013	2012	% Change	2013	2012	% Change
Brent (US$/bbl)	109.35	110.08	(1)	108.73	111.67	(3)
WTI oil (US$/bbl)	97.50	88.20	11	98.00	94.19	4
Edmonton Par (Cdn$/bbl)	86.64	83.96	3	93.16	86.10	8
Henry Hub NYMEX (US$/mmbtu)	3.61	3.34	8	3.65	2.79	31
AECO natural gas (Cdn$/mcf)	3.15	3.05	3	3.16	2.40	32
Cdn$/US$ exchange rate	1.05	0.99	6	1.03	1.00	3

(1)
The benchmark prices do not reflect ARC's realized sales prices. For average realized sales prices, refer to Table 12 in this MD&A. Prices and exchange rates presented above represent averages for the respective periods.

West Texas Intermediate ("WTI") crude oil prices averaged US$98.00 for the year, four per cent higher than 2012. Brent crude oil prices remained strong throughout 2013 on expected growth in global crude oil demand and ongoing geopolitical uncertainty. Canadian crude oil differentials remained volatile throughout 2013 as the result of higher North American crude oil production, refinery outages, and constrained takeaway and infrastructure capacity. The benchmark Canadian crude oil price, Edmonton Par, averaged $93.16 per barrel in 2013, eight per cent higher than 2012. The WTI/Edmonton

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Par differential ranged from a discount of US$1.36 per barrel to a discount of US$19.31 per barrel during the course of 2013. The differential averaged a discount of US$7.57 for the year and widened in the fourth quarter to a discount of US$14.97 per barrel, resulting in lower revenues for western Canadian producers. Certain pipeline and infrastructure projects and additional crude oil rail capacity are scheduled to come on-stream in 2014, and are expected to alleviate certain bottlenecks which have negatively impacted Canadian crude oil differentials. In the near term, it is expected that crude oil differentials will remain volatile throughout 2014 until additional infrastructure capacity is available to meet the growing North American production.
Natural gas prices increased substantially in 2013 with the NYMEX Henry Hub (“NYMEX”) and AECO monthly (“AECO”) prices both approximately 30 per cent higher than 2012 levels. ARC’s realized price on natural gas is primarily referenced to the AECO Hub. Continued growth in US natural gas production has contributed to a widening of the NYMEX/AECO differential, which averaged a discount of US$0.60 per mmbtu and US$0.59 per mmbtu in the fourth quarter and the full year 2013, respectively. The AECO/NYMEX differential experienced short-term hyper-volatility in the third quarter of 2013 as a result of changes to TransCanada’s mainline toll structure, which resulted in a lower volume of natural gas being shipped out of Alberta and a significant build in natural gas inventories in western Canada. An increase in firm shipping contracts on the TransCanada mainline and extreme cold weather throughout North America in the fourth quarter of 2013 alleviated the western Canadian natural gas inventory build, narrowing the AECO/NYMEX differential in the fourth quarter of 2013. Over the long-term, demand for natural gas is expected to increase due to the export of liquefied natural gas, increased natural gas power generation, increased exports to Mexico, and increased usage from the transportation and industrial sectors.
During 2013, the Canadian dollar devalued relative to the US dollar, starting the year at parity and ending the year at Cdn$/US$1.06. Subsequent to the fourth quarter, the Canadian dollar fell further to its lowest level since 2009. The strengthening of US dollar relative to the Canadian dollar was attributed to a stronger US economy, in particular higher growth and employment rates in the US, which resulted in easing of the Federal Reserve’s financial stimulus program. Given that North American crude oil and natural gas benchmark prices are denominated in US dollars, the strengthening of the US dollar has a positive impact on the revenues received by western Canadian producers. Movement in the Cdn$/US$ exchange rate also impacts the value of ARC's long-term debt given that approximately 82 per cent of ARC's total debt outstanding is denominated in US dollars.
Ongoing commodity price volatility may affect ARC's funds from operations and rates of return on its capital programs. As continued volatility is expected in 2014, ARC will take steps to mitigate these risks and protect its strong financial position.

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2013 Annual Guidance and Financial Highlights
Table 4 is a summary of ARC’s 2013 and 2014 guidance and a review of 2013 actual results:
Table 4

	2013 Guidance	2013 Actual	% Variance	2014 Guidance (3)
Production
Oil (bbl/d)	32,000 - 33,000	32,784	—	35,000 - 37,000
Condensate (bbl/d)	1,900 - 2,100	2,251	7	2,300 - 2,500
Gas (mmcf/d)	345 - 355	349.4	—	415 - 425
NGLs (bbl/d)	2,800 - 3,000	2,811	—	3,700 - 4,000
Total (boe/d)	94,000 - 97,000	96,087	—	110,000 - 114,000
Expenses ($/boe)
Operating	9.50 - 9.70	9.66	—	9.20 - 9.60
Transportation	1.40 - 1.50	1.72	15	1.70 - 1.80
General and administrative ("G&A") (1)	2.50 - 2.70	2.77	3	2.20 - 2.40
Interest	1.20 - 1.30	1.21	—	1.10 - 1.20
Current income tax ($ millions)	25 - 35	16.3	(35)	60 - 70
Capital expenditures before land purchases and net property dispositions ($ millions) (2)	860	859.9	—	915
Land purchases and net property dispositions ($ millions)	—	(39.1)	N/A	-
Weighted average shares, diluted (millions)	311	312	—	317
(1) The 2013 guidance for G&A expenses per boe was based on a range of $1.75 - $1.90 prior to the recognition of any expense associated with ARC’s long-term incentive plans and $0.75 - $0.80 per boe associated with ARC’s long-term incentive plans. Actual per boe costs for each of these components for the year ended December 31, 2013 were $1.67 and $1.10 per boe, respectively.
(2) Excludes amounts related to unbudgeted land purchases and net dispositions of minor producing properties which totaled $39.1 million in the year ended December 31, 2013.
(3) 2014 production guidance does not take into account the impact of any dispositions that may occur during the year.

ARC’s annual production for 2013 is within the guidance range and reflects strong operating performance in many key areas. New production from wells drilled throughout 2013 as well as good operational run-time from existing wells in several areas sustained production despite the disposal of approximately 2,000 boe per day during the year, reducing 2013 annual average production by approximately 900 boe per day. Late in December of 2013, ARC's newest gas processing and liquids handling facility located at Parkland/Tower began its initial flow of restricted volumes of crude oil and natural gas. ARC's 2014 production is expected to be in the range of 110,000 to 114,000 boe per day.
Average annual operating expenses per boe were within the guidance range for 2013, though seasonal fluctuation did occur throughout the year. Higher than budgeted electricity rates and additional maintenance activity increased costs throughout the second and third quarters, while additional volumes brought on in the fourth quarter reduced costs on a per-unit basis. Transportation expense has exceeded guidance in 2013 as ARC has incurred additional trucking and pipeline charges throughout the year. G&A expenses were slightly above guidance for 2013 as the rise in ARC's share price resulted in increased costs under ARC's long-term incentive plans. G&A expenses before any impact of ARC's long-term incentive plans fell below the guidance range.
During the year ended December 31, 2013, ARC recorded current taxes of $16.3 million. This amount is less than what was initially anticipated, primarily due to the acceleration of the deduction of certain capital expenditures incurred in the year as well as the recognition of certain investment tax credits in the filing of the 2012 income tax return and to be recognized in the filing of the 2013 income tax return. Offsetting these reductions, in 2013, ARC has changed the year-end of its wholly-owned partnership to align with its corporate year-end and as a result will be recognizing income tax in 2013 for partnership income that had previously been deferred to the next year. 2014 current income tax is expected to range between $60 and $70 million based on expected levels of production, commodity prices and capital expenditures in the coming year.
ARC incurred $874.2 million of capital expenditures, including $14.3 million of land purchases during 2013, following its strategy of selecting and executing projects that provide the greatest expected return on investment. ARC plans to execute a $915 million capital program in 2014, focused primarily on high rate of return oil and liquids development and low-cost, high rate of return Montney natural gas development opportunities.

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The guidance information presented herein is intended to provide shareholders with information on management’s expectations for results of operations. Readers are cautioned that the guidance may not be appropriate for other purposes.
2013 FOURTH QUARTER FINANCIAL AND OPERATING RESULTS
Financial Highlights
Table 5

	Three Months Ended			Twelve Months Ended
	December 31			December 31
($ millions, except per share and volume data)	2013	2012	% Change	2013	2012	% Change
Funds from operations (1)	237.8	208.4	14	861.8	719.8	20
Funds from operations per share (1)(2)	0.76	0.68	12	2.76	2.42	14
Net income and comprehensive income	13.6	84.5	(84)	240.7	139.2	73
Operating income (3)	49.1	59.2	(17)	223.9	163.1	37
Dividends per share (2)	0.30	0.30	—	1.20	1.20	—
Average daily production (boe/d) (4)	100,883	95,725	5	96,087	93,546	3

(1)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

(2)	Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares, diluted.

(3)
Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A. Also refer to the "Operating Income" section within this MD&A for the definition of operating income and a reconciliation of ARC’s net income to operating income.

(4)
Reported production amount is based on company interest before royalty burdens. Where applicable in this MD&A, natural gas has been converted to barrels of oil equivalent (“boe”) based on six thousand cubic feet (“mcf”) to one barrel (“bbl”). The boe rate is based on an energy equivalent conversion method primarily applicable at the burner tip. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different than the energy equivalency of the conversion ratio, utilizing a conversion ratio of 6:1 may be misleading as an indication of value.

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Funds from Operations
ARC reports funds from operations in total and on a per share basis. Funds from operations does not have a standardized meaning prescribed by Canadian GAAP. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.
Table 6 is a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities:
Table 6

	Three Months Ended		Twelve Months Ended
	December 31		December 31
($ millions)	2013	2012	2013	2012
Net income	13.6	84.5	240.7	139.2
Adjusted for the following non-cash items:
Depletion, depreciation, amortization ("DD&A") and impairment	157.0	133.2	551.9	571.1
Accretion of asset retirement obligations ("ARO")	3.1	3.1	12.5	12.4
Intangible exploration and evaluation ("E&E") expenses	1.3	—	1.3	—
Deferred tax expense	15.1	21.8	77.9	19.3
Unrealized loss (gain) on risk management contracts	27.8	(53.6)	(30.6)	(14.2)
Unrealized gain (loss) on risk management contracts recognized in previous quarters (1)	(5.0)	11.8	—	—
Unrealized loss (gain) on foreign exchange	24.8	8.3	48.9	(8.2)
Gain on disposal of petroleum and natural gas properties	0.4	—	(38.9)	(0.2)
Other	(0.3)	(0.7)	(1.9)	0.4
Funds from operations	237.8	208.4	861.8	719.8
Unrealized loss (gain) on risk management contracts recognized in previous quarters (1)	5.0	(11.8)	—	—
Net change in other liabilities	(2.3)	(2.0)	(16.6)	(10.6)
Change in non-cash working capital	(19.6)	(12.0)	(43.5)	(5.7)
Cash flow from operating activities	220.9	182.6	801.7	703.5

(1)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. Throughout the year, ARC has applied the portion of gains or losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effects of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter gains or losses previously applied to all prior quarters are reversed.

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Details of the change in funds from operations from the three and twelve months ended December 31, 2012 to the three and twelve months ended December 31, 2013 are included in Table 7 below:
Table 7

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	$ millions	$/Share (2)	$ millions	$/Share (2)
Funds from operations – 2012	208.4	0.68	719.8	2.42
Volume variance
Crude oil and liquids	23.6	0.08	42.1	0.14
Natural gas	3.4	0.01	6.2	0.02
Price variance
Crude oil and liquids	12.8	0.04	81.9	0.27
Natural gas	9.8	0.03	104.7	0.34
Realized gain or loss on risk management contracts	6.9	0.02	(50.7)	(0.15)
Unrealized gain or loss on risk management contracts recognized in previous quarters (1)	(16.8)	(0.05)	—	—
Royalties	(9.2)	(0.03)	(27.4)	(0.09)
Expenses
Transportation	(5.9)	(0.02)	(16.1)	(0.05)
Operating	(8.0)	(0.03)	(16.9)	(0.05)
G&A	2.6	0.01	1.2	—
Interest	0.2	—	2.8	0.01
Current tax	10.0	0.03	13.6	0.04
Realized gain or loss on foreign exchange	—	—	0.6	—
Diluted shares	—	(0.01)	—	(0.14)
Funds from operations – 2013	237.8	0.76	861.8	2.76

(1)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. Throughout the year, ARC has applied the portion of gains or losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effects of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter gains or losses previously applied to all prior quarters are reversed.

(2)	Per share amounts are based on weighted average shares, diluted.
Funds from operations increased by 14 per cent in the fourth quarter of 2013 to $237.8 million from $208.4 million generated in the fourth quarter of 2012. The increase reflects increased revenue associated with higher crude oil, natural gas and NGLs production as well as increased realized commodity prices. A recovery of current taxes recorded in the fourth quarter also contributed to the increase. These increases are partially offset by decreased net gains on risk management contracts and increased royalties associated with increased commodity prices, as well as higher operating and transportation costs.
For the year ended December 31, 2013, funds from operations increased by $142 million and 20 per cent as compared to the same period in 2012. Increased commodity prices alongside increased crude oil, natural gas and NGLs volumes and reduced current income tax expense contributed to the year-over-year increase in funds from operations, offset by reduced realized gains on risk management contracts and increased royalties, transportation and operating expenses.

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2013 Funds from Operations Sensitivity
Table 8 illustrates sensitivities of pre-hedged operating items to operational and business environment changes and the resulting impact on funds from operations per share:
Table 8

			Impact on Annual Funds from Operations (6)
	Assumption	Change	$/Share
Business Environment (1)
Oil price (US$ WTI/bbl) (2)(3)	90.00	1.00	0.034
Natural gas price (Cdn$ AECO/mcf) (2)(3)	3.75	0.10	0.034
Cdn$/US$ exchange rate (2)(3)(4)	1.10	0.01	0.029
Interest rate on floating-rate debt (2)	3.2%	1.0%	—
Operational
Liquids production volumes (bbl/d) (5)	37,850	1.0%	0.032
Natural gas production volumes (mmcf/d) (5)	350	1.0%	0.010
Operating expenses ($/boe) (5)	9.70	1.0%	0.011
G&A expenses ($/boe) (5)	2.75	10.0%	0.030

(1)	Calculations are performed independently and may not be indicative of actual results that would occur when multiple variables change at the same time.

(2)
Prices and rates are indicative of published forward prices and rates at the time of this MD&A. The calculated impact on funds from operations would only be applicable within a limited range of these amounts.

(3)	Analysis does not include the effect of risk management contracts.

(4)
Includes impact of foreign exchange on crude oil prices that are presented in US dollars. This amount does not include a foreign exchange impact relating to natural gas prices as it is presented in Canadian dollars in this sensitivity. The sensitivity is $0.04/share when natural gas revenue is included.

(5)	Operational assumptions are based upon actual 2013 results.

(6)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities.

Net Income
Net income of $13.6 million ($0.04 per share) was earned in the fourth quarter of 2013, a $70.9 million decrease compared to $84.5 million ($0.27 per share) in the fourth quarter of 2012. The decrease in net income reflects decreased gains on risk management contracts of $74.5 million, an increase in DD&A expense of $23.8 million, an increased loss on foreign exchange of $16.5 million and moderately increased transportation and operating expenses. Offsetting these items are increased revenue net of royalties of $40.4 million due to both an increase in production volumes as well as improved commodity pricing, decreased G&A expenses of $2.1 million, a decrease in current tax expense of $10 million and a decrease in deferred tax expense of $6.7 million.
For the twelve months ended December 31, 2013, net income was $240.7 million ($0.77 per share) as compared to $139.2 million ($0.47 per share) in 2012 resulting in a year-over-year increase of $101.5 million. Revenue after royalties increased by $207.5 million for the year ended December 31, 2013 as compared to the same period in 2012, and while DD&A prior to any impairment charges increased by $33.8 million, no impairment was recorded in 2013 while 2012 net income included an impairment charge of $53 million. As well, gains on disposal of petroleum and natural gas properties of $38.9 million were recorded as compared with $0.2 million in 2012, and current tax expense decreased by $13.6 million. These items were partially offset by decreased gains on risk management contracts of $34.3 million, increased foreign exchange losses of $56.5 million, increased deferred taxes of $58.6 million as well as increases in both transportation and operating expenses.

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Operating Income
Operating income is a non-GAAP financial measure that does not have standardized meaning, and is therefore unlikely to be comparable to similar measures presented by other issuers. Operating income is defined by ARC as net income excluding the impact of after-tax unrealized gains and losses on risk management contracts, after-tax unrealized gains and losses on foreign exchange,after-tax unrealized gains and losses on short-term investments, after-tax impairment on property, plant, and equipment ("PP&E"), after-tax gains on disposal of petroleum and natural gas properties, and is further adjusted to include the after-tax portion of unrealized losses on risk management contracts settled annually that relate to current period production. ARC believes that adjusting net income for these non-operating items presents a measure of “full cycle” financial performance that is more comparable between periods than net income. The most directly comparable GAAP measure to operating income is net income. Refer to the section entitled "Non-GAAP Measures" at the end of this MD&A.
ARC reported operating income of $49.1 million in the fourth quarter of 2013, a $10.1 million decrease compared to operating income of $59.2 million in the fourth quarter of 2012. For the year ended December 31, 2013, operating income was $223.9 million, up $60.8 million from $163.1 million from the same period in 2012.
Table 9

	Three Months Ended		Twelve Months Ended
	December 31		December 31
Operating Income ($ millions, except per share amounts)	2013	2012	2013	2012
Net income	13.6	84.5	240.7	139.2
Add (deduct) non-operating items:
Unrealized loss (gain) on risk management contracts	27.8	(53.6)	(30.6)	(14.2)
Unrealized gain (loss) on risk management contracts recognized in previous quarters (1)	(5.0)	11.8	—	—
Unrealized loss (gain) on foreign exchange	24.8	8.3	48.9	(8.2)
Loss (gain) on disposal of petroleum and natural gas properties	0.4	—	(38.9)	(0.2)
Impairment on PP&E	—	—	—	53.0
Loss (gain) on short-term investment	(0.4)	(0.3)	(1.9)	1.6
Tax associated with non-operating items	(12.1)	8.5	5.7	(8.1)
Operating income	49.1	59.2	223.9	163.1
Operating income per share, diluted	0.16	0.19	0.72	0.55

(1)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. Throughout the year, ARC has applied the portion of gains or losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effects of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter gains or losses previously applied to all prior quarters are reversed.

Production
Production volumes averaged 100,883 boe per day in the fourth quarter of 2013, a five per cent increase compared to an average of 95,725 boe per day in the same period of 2012. The increase in volumes reflects strong operational performance of existing wells and new production from the tie-in of wells drilled throughout 2013.
During 2013, production volumes averaged 96,087 boe per day, a three per cent increase from production of 93,546 boe per day for the same period in the prior year, also attributed to good operational run-time and new production brought on with wells drilled in 2013, offset slightly by the disposition of 900 boe per day of production from non-core assets.

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Table 10

	Three Months Ended			Twelve Months Ended
	December 31			December 31
Production	2013	2012	% Change	2013	2012	% Change
Light and medium crude oil (bbl/d)	34,556	32,114	8	31,929	30,620	4
Heavy oil (bbl/d)	986	824	20	855	834	3
Condensate (bbl/d)	2,580	1,767	46	2,251	2,217	2
Natural gas (mmcf/d)	359.4	348.2	3	349.4	342.9	2
NGLs (bbl/d)	2,868	2,978	(4)	2,811	2,728	3
Total production (boe/d)	100,883	95,725	5	96,087	93,546	3
% Natural gas production	59	61	(3)	61	61	—
% Crude oil and liquids production	41	39	5	39	39	—
ARC’s crude oil production consists predominantly of light and medium crude oil while heavy oil accounts for approximately three per cent of total oil production. During the fourth quarter of 2013, crude oil and liquids production increased nine per cent from the fourth quarter of the prior year and increased 13 per cent from the prior quarter. Increased oil production is mainly the result of positive drilling results from new wells in Ante Creek in northern Alberta and Pembina.
For the year ended December 31, 2013, ARC's light and medium crude oil production increased by 1,309 barrels per day or four per cent as compared to the same period in 2012, also a result of new wells drilled throughout 2013 and good operational run-time.
Natural gas production was 359.4 mmcf per day in the fourth quarter of 2013, an increase of three per cent from the 348.2 mmcf per day produced in the fourth quarter of 2012. The increase is mainly attributed to new wells in Ante Creek in northern Alberta and Parkland in northeast British Columbia, partially offset by downtime associated with minor operational issues at Dawson in northeast British Columbia.
ARC produced 349.4 mmcf per day of natural gas during the year ended December 31, 2013, a two per cent increase over the same period of the prior year, reflecting new wells drilled in northeast British Columbia and northern Alberta.
During the fourth quarter of 2013, ARC drilled 26 gross wells (26 net wells) on operated properties consisting of 21 gross (21 net) oil wells, three gross (three net) natural gas wells and two gross (two net) liquids-rich natural gas wells. Total wells drilled during 2013 were 167 gross wells (160 net wells) on operated properties consisting of 139 gross (132 net) oil wells, 13 gross (13 net) natural gas wells and 15 gross (15 net) liquids-rich natural gas wells.

ARC Resources Ltd.	Page 10

Table 11 summarizes ARC’s production by core area for the fourth quarter of 2013 and 2012:
Table 11

	Three Months Ended December 31, 2013
Production	Total	Oil	Condensate	Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC	44,131	1,232	1,535	243.0	879
Northern AB	21,605	9,100	709	63.1	1,278
Pembina	12,427	9,698	177	12.8	420
South Central AB	11,120	4,233	96	39.3	235
Southeast SK & MB	11,600	11,279	63	1.2	56
Total	100,883	35,542	2,580	359.4	2,868

	Three Months Ended December 31, 2012
Production	Total	Oil	Condensate	Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC (2)	41,482	1,233	639	233.0	775
Northern AB (2)	16,941	6,216	698	53.0	1,189
Pembina	12,336	8,224	344	18.7	648
South Central AB (3)	12,747	5,286	73	42.5	309
Southeast SK & MB	12,219	11,979	13	1.0	57
Total	95,725	32,938	1,767	348.2	2,978

(1)	Provincial references: "AB" is Alberta, "BC" is British Columbia, "SK" is Saskatchewan, "MB" is Manitoba.

(2)
In prior years, certain properties located in Northern AB were reported as part of the Northeast BC & Northwest AB core area. Production from these certain properties has been reflected within the Northern AB core area, and the Northeast BC & Northwest AB core area has been renamed Northeast BC and includes the remaining properties.

(3)
In prior years, the volumes produced in Redwater and South AB & Southwest SK were reported separately. Production from the two core areas have been combined and reported in the core area labeled South Central AB.

ARC Resources Ltd.	Page 11

Table 11a summarizes ARC’s production by core area for the twelve months ended December 31, 2013 and 2012:
Table 11a

	Twelve Months Ended December 31, 2013
Production	Total	Oil	Condensate	Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC	42,189	934	1,224	235.6	774
Northern AB	18,274	7,005	640	56.8	1,156
Pembina	12,319	8,878	263	15.8	545
South Central AB	11,698	4,648	90	40.1	273
Southeast SK & MB	11,607	11,319	34	1.1	63
Total	96,087	32,784	2,251	349.4	2,811

	Twelve Months Ended December 31, 2012
Production	Total	Oil	Condensate	Gas	NGLs
Core Area (1)	(boe/d)	(bbl/d)	(bbl/d)	(mmcf/d)	(bbl/d)
Northeast BC (2)	40,131	451	1,085	227.2	717
Northern AB (2)	17,123	6,471	731	53.2	1,062
Pembina	11,470	7,662	310	17.2	635
South Central AB (3)	13,109	5,386	77	44.4	250
Southeast SK & MB	11,713	11,484	14	0.9	64
Total	93,546	31,454	2,217	342.9	2,728

(1)	Provincial references: "AB" is Alberta, "BC" is British Columbia, "SK" is Saskatchewan, "MB" is Manitoba.

(2)
In prior years, certain properties located in Northern AB were reported as part of the Northeast BC & Northwest AB core area. Production from these certain properties has been reflected within the Northern AB core area, and the Northeast BC & Northwest AB core area has been renamed Northeast BC and includes the remaining properties.

(3)
In prior years, the volumes produced in Redwater and South AB & Southwest SK were reported separately. Production from the two core areas have been combined and reported in the core area labeled South Central AB.

Sales of Crude Oil, Natural Gas, Condensate, NGLs and Other Income
Sales revenue from crude oil, natural gas, condensate, NGLs and other income was $425 million in the fourth quarter of 2013, an increase of $49.6 million (13 per cent) from fourth quarter of 2012 sales revenue of $375.4 million. The increase reflects an increase in commodity prices contributing an additional $22.6 million and increased production volumes contributing an additional $27 million. Oil, condensate and NGLs revenue accounted for $302.8 million or 71 per cent of fourth quarter sales revenue.
For the twelve months ended December 31, 2013, sales revenue from crude oil, natural gas, condensate, NGLs and other income was $1,624.3 million, an increase of $234.9 million from $1,389.4 million for the same period in the prior year, reflecting an increase in pricing which contributed additional revenue of $186.6 million and increased production volumes that contributed an additional $48.3 million.

ARC Resources Ltd.	Page 12

A breakdown of sales revenue by product is outlined in Table 12:
Table 12

	Three Months Ended			Twelve Months Ended
	December 31			December 31
Sales revenue by product ($ millions)	2013	2012	% Change	2013	2012	% Change
Crude oil	270.9	243.9	11	1,063.8	944.3	13
Condensate	21.0	14.1	49	77.3	75.2	3
Natural gas	119.5	106.3	12	440.2	329.3	34
NGLs	10.9	9.9	10	37.2	38.0	(2)
Total sales revenue from crude oil, condensate, natural gas, and NGLs	422.3	374.2	13	1,618.5	1,386.8	17
Other	2.7	1.2	125	5.8	2.6	123
Total sales revenue	425.0	375.4	13	1,624.3	1,389.4	17
Commodity Prices Prior to Hedging
Table 13

	Three Months Ended			Twelve Months Ended
	December 31			December 31
	2013	2012	% Change	2013	2012	% Change
Average Benchmark Prices
AECO natural gas (Cdn$/mcf) (1)	3.15	3.05	3	3.16	2.40	32
WTI oil (US$/bbl)	97.50	88.20	11	98.00	94.19	4
Cdn$/US$ exchange rate	1.05	0.99	6	1.03	1.00	3
WTI oil (Cdn$/bbl)	102.36	87.42	17	100.97	94.10	7
Edmonton par (Cdn$/bbl)	86.64	83.96	3	93.16	86.10	8
ARC Realized Prices Prior to Hedging
Crude oil ($/bbl)	82.85	80.50	3	88.90	82.03	8
Condensate ($/bbl)	88.72	86.70	2	94.13	92.63	2
Natural gas ($/mcf)	3.61	3.32	9	3.45	2.62	32
NGLs ($/bbl)	41.47	36.13	15	36.25	38.11	(5)
Total commodity price prior to other and hedging ($/boe)	45.51	42.49	7	46.15	40.50	14
Other ($/boe)	0.29	0.13	123	0.16	0.08	100
Total commodity price prior to hedging ($/boe)	45.80	42.62	7	46.31	40.58	14

(1)	Represents the AECO Monthly (7a) index.
In the fourth quarter of 2013, WTI increased 11 per cent year-over-year while ARC’s realized oil price increased by three per cent during the same time period. Despite the increase in the WTI price, the differential between WTI and Edmonton posted prices widened to an average discount of US$14.97 per barrel in the fourth quarter of 2013 from US$3.47 per barrel in the same period in 2012. This increased discount reflects decreased demand due to pipeline apportionment and refinery outages during the quarter.
ARC's average realized oil price for the year ended December 31, 2013 of $88.90 per barrel was eight per cent higher than the same period in 2012. Although WTI has increased only four per cent during 2013 as compared to 2012, the average differential between WTI and Edmonton posted prices has narrowed slightly from an annual average of US$8.04 in 2012 to US$7.57 in 2013. Additionally, the value of the Canadian dollar weakened in comparison to the US dollar from an average of Cdn$/US$1.00 in 2012 to Cdn$/US$1.03 in 2013 which increased the Canadian dollar price that ARC ultimately receives for its oil.
Natural gas prices were higher in the fourth quarter of 2013 as compared to 2012 as natural gas inventory levels decreased throughout 2013 due to increased residential and industrial demand from a cold winter. During the year ended December 31, 2013, ARC's average realized natural gas price of $3.45 per mcf increased by 32 per cent over the same period of

ARC Resources Ltd.	Page 13

the prior year and reflects the 32 per cent increase in the average AECO monthly posting in 2013 as compared to 2012, also reflecting increased demand drawing on previously high storage levels.
While ARC’s production mix is weighted more heavily to natural gas than to oil, ARC's revenue contribution follows the reverse pattern as shown by the table below:
Table 14

Revenue by Product Type	Three Months Ended December 31				Twelve Months Ended December 31
($ millions)	2013		2012		2013		2012
	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total	Revenue	% of Total
Crude oil and liquids	302.8	71	267.9	71	1,178.3	73	1,057.5	76
Natural gas	119.5	28	106.3	28	440.2	27	329.3	24
Total sales revenue from crude oil, liquids and natural gas	422.3	99	374.2	99	1,618.5	100	1,386.8	100
Other	2.7	1	1.2	1	5.8	—	2.6	—
Total sales revenue	425.0	100	375.4	100	1,624.3	100	1,389.4	100
Risk Management
ARC maintains a risk management program to reduce the volatility of revenues, increase the certainty of funds from operations, and to protect acquisition and development economics. ARC’s risk management program is governed by certain guidelines approved by the Board of Directors (the "Board"). These guidelines currently restrict the amount of risk management contract volumes to a maximum of 55 per cent of total expected production over the next two years with a maximum of 25 per cent of expected natural gas production in risk management contracts beyond two years and up to five years. ARC’s risk management program guidelines allow for further risk management contracts on anticipated volumes associated with new production arising from specific capital projects and acquisitions or to further protect cash flows for a specific period with approval of the Board.
Gains and losses on risk management contracts are composed of both realized gains and losses representing the portion of risk management contracts that have settled in cash during the period and unrealized gains or losses that represent the change in the mark-to-market position of those contracts throughout the period. ARC does not employ hedge accounting for its risk management contracts currently in place. ARC considers all of its risk management contracts to be effective economic hedges of its underlying business transactions.
Table 15 summarizes the total gain or loss on risk management contracts for the fourth quarter of 2013 compared to the same period in 2012:
Table 15

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	Q4 2013 Total	Q4 2012 Total
Realized gain (loss) on contracts (1)	5.3	3.3	(0.1)	0.4	8.9	2.0
Unrealized gain (loss) on contracts recognized in previous quarters (2)	(5.0)	—	—	—	(5.0)	11.8
Risk management impact on funds from operations	0.3	3.3	(0.1)	0.4	3.9	13.8
Unrealized gain (loss) on contracts related to future production periods (3)	(3.7)	(5.6)	(10.0)	(3.5)	(22.8)	41.8
Gain (loss) on risk management contracts	(3.4)	(2.3)	(10.1)	(3.1)	(18.9)	55.6

(1)	Represents actual cash settlements or receipts under the respective contracts.

(2)
ARC has entered into certain commodity price risk management contracts that pertain to production periods spanning the entire calendar year but that are settled at the end of the year on an annual average benchmark commodity price. Throughout the year, ARC has applied the portion of gains or losses associated with these contracts to the funds from operations calculation in the production period to which they relate to more appropriately reflect the funds from operations generated during the period after any effects of contracts used for economic hedging. At December 31, all gains and losses associated with these contracts have been realized, and in the fourth quarter gains or losses previously applied to all prior quarters are reversed.

(3)	Represents the change in fair value of the contracts during the period.

ARC Resources Ltd.	Page 14

Table 15a summarizes the total gain on risk management contracts for the year ended December 31, 2013 compared to the same period in 2012:
Table 15a

Risk Management Contracts ($ millions)	Crude Oil & Liquids	Natural Gas	Foreign Currency	Power	2013 YTD Total	2012 YTD Total
Realized gain (loss) on contracts (1)	4.4	6.2	0.5	4.6	15.7	66.4
Unrealized gain (loss) on contracts related to future production periods (2)	(34.7)	69.7	(3.2)	(1.2)	30.6	14.2
Gain (loss) on risk management contracts	(30.3)	75.9	(2.7)	3.4	46.3	80.6

(1)	Represents actual cash settlements or receipts under the respective contracts.

(2)	Represents the change in fair value of the contracts during the period.
During the fourth quarter of 2013, ARC recorded a loss of $18.9 million on its risk management contracts comprising realized gains of $8.9 million and unrealized losses of $27.8 million. The realized gains related to crude oil, natural gas, and electricity contracts and were offset slightly by realized losses on foreign exchange contracts.
ARC’s fourth quarter unrealized losses of $27.8 million comprised unrealized losses of $8.7 million on crude oil contracts, $5.6 million on natural gas contracts, $10 million on foreign exchange contracts and $3.5 million on electricity contracts.
The unrealized losses of $5.6 million on natural gas contracts in the fourth quarter of 2013 reflect an increase in the forward price of NYMEX natural gas at Henry Hub coupled with a narrowed future AECO basis differential as compared to the end of the third quarter.
For the full calendar year, ARC has recognized a gain on its risk management contracts of $46.3 million comprising a realized gain of $15.7 million and an unrealized gain of $30.6 million. The realized gains are attributed to positive cash settlements related to crude oil, natural gas, foreign exchange and electricity contracts. ARC's net unrealized gains were comprised of an unrealized gain on natural gas contracts of $69.7 million, offset by unrealized losses of $34.7 million on crude oil contracts, $3.2 million on foreign exchange contracts and $1.2 million on electricity contracts. The unrealized gain on natural gas contracts recorded for year ended December 31, 2013 relates primarily to a widened AECO basis differential for future years relative to the position at December 31, 2012.
The unrealized losses on oil contracts are primarily attributed to various crude oil contracts having average floor prices of approximately US$91 per barrel and ceilings averaging approximately US$98 per barrel throughout 2014. At December 31, 2013 these positions had been marked-to-market at an average forward price of approximately US$96.14 per barrel compared to a December 31, 2012 average forward price of US$92.36 per barrel.
ARC’s risk management contracts provide protection from natural gas prices falling lower than an average floor price of US$4.00 per mmbtu on approximately 210,000 mmbtu per day for 2014. In addition, they provide upside participation to a price of US$4.23 per mmbtu on approximately 210,000 mmbtu per day for 2014. ARC has also executed long-term natural gas hedge contracts on 100,000 mmbtu per day for the period 2015 through 2017. ARC currently has hedged approximately 50 per cent of total natural gas production for 2014.
ARC also has AECO basis swap contracts in place, fixing the AECO price received to approximately 90 per cent of the Henry Hub NYMEX price on a portion of its natural gas volume throughout 2014 and into 2018. As at December 31, 2013, the net fair value of these basis swap contracts was an asset of $55.3 million.
Given the significant contribution of ARC’s crude oil, condensate and NGLs production to total sales revenue and funds from operations, ARC management also recognizes the risk associated with a reduction in crude oil pricing. Accordingly, ARC has protected the selling price on a portion of crude oil production by establishing crude oil floor and ceiling prices for 2014 with approximately 35 per cent of total crude oil and condensate production being hedged for 2014 at floor prices of US$91 per barrel. These contracts allow ARC to participate in crude oil prices up to approximately US$98 per barrel on approximately 14,000 barrels per day for 2014.
ARC expects to continue to execute its risk management program on volumes going forward. Table 16 summarizes ARC’s average crude oil and natural gas hedged volumes for 2014 through 2018 as at the date of this MD&A. For a complete listing and terms of ARC’s hedging contracts at December 31, 2013, see Note 15 “Financial Instruments and Market Risk Management” in the financial statements as at and for the year ended December 31, 2013. Updates to the following table are posted to ARC’s website at www.arcresources.com.

ARC Resources Ltd.	Page 15

Table 16

Hedge Positions Summary (1)
As at February 5, 2014	2014		2015		2016 - 2017		2018
Crude Oil (2)	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Ceiling	98.04	13,967	—	—	—	—	—	—
Floor	90.88	13,967	—	—	—	—	—	—
Sold Floor	70.00	3,760	—	—	—	—	—	—
Natural Gas (3)	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day	US$/mmbtu	mmbtu/day
Ceiling	4.23	210,000	4.82	116,027	4.95	100,000	5.00	50,000
Floor	4.00	210,000	4.00	116,027	4.00	100,000	4.00	50,000
Natural Gas - AECO Basis (4)	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day	AECO/NYMEX	mmbtu/day
Swap (percentage of NYMEX)	89.8	164,740	90.5	130,000	90.5	130,000	89.9	9,918
Foreign Exchange	Cdn$/US$	US$ Total	Cdn$/US$	US$ Total	Cdn$/US$	US$ Total	Cdn$/US$	US$ Total
Ceiling	1.0703	552,000	1.0725	48,000	—	—	—	—
Floor	1.0467	552,000	1.0463	48,000	—	—	—	—

(1)
The prices and volumes in this table represent averages for several contracts representing different periods. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts. Viewing the average price of a group of options is purely for indicative purposes. All positions are financially settled against the benchmark prices disclosed in Note 15 “Financial Instruments and Market Risk Management” in the financial statements for the year ended December 31, 2013.

(2)
The crude oil prices in this table are referenced to WTI. For 2014, all floor positions settle against the monthly average WTI price, providing protection against monthly volatility. Positions establishing the “ceiling” have been sold against the monthly average WTI price.

(3)	The natural gas prices in this table are referenced to NYMEX at Henry Hub.

(4)
ARC sells the majority of its natural gas production based on AECO pricing. To reduce the risk of weak basis pricing (AECO relative to NYMEX) ARC has hedged a portion of production by tying ARC's price to a percentage of the NYMEX natural gas price.

“Floors” represent the lower price limits on hedged volumes and consist of put and swap prices. “Ceilings” provide an upper limit to the prices ARC may receive for hedged volumes and are the result of combined call and swap prices. ARC has also sold puts that limit the downside protection at an average of the disclosed “Sold Floor” price. These “Sold Floors” do not eliminate the floor, but merely limit the downside protection. The purpose of these sold puts is to reduce ARC’s overall hedging transaction costs.
To accurately analyze ARC’s hedge position, contracts need to be modeled separately as using average prices and volumes may be misleading. The following provides examples of how Table 16 can be interpreted for approximate current year values (all in US dollars):

•	If the market price is above $98.04 per barrel, ARC will receive $98.04 per barrel on 13,967 barrels per day.

•	If the market price is between $90.88 and $98.04 per barrel, ARC will receive the market price on 13,967 barrels per day.

•	If the market price is between $70.00 and $90.88 per barrel, ARC will receive $90.88 per barrel on 13,967 barrels per day.

•
If the market price is below $70.00 per barrel, ARC will receive $90.88 per barrel less the difference between $70.00 per barrel and the market price on 3,760 barrels per day. For example, if the market price is at $55.00 per barrel, ARC will receive $75.88 per barrel on 3,760 barrels per day and $90.88 per barrel on 10,207 barrels per day.

The net fair value of ARC’s risk management contracts at December 31, 2013 was a net asset of $52.1 million, representing the expected market price to buy out ARC’s contracts at the balance sheet date after any adjustments for credit risk. This may differ from what will eventually be settled in future periods.
Operating Netbacks
ARC’s operating netback, before hedging, was $28.34 per boe in the fourth quarter of 2013 ($28.57 for the year ended December 31, 2013) as compared to $26.85 per boe in the same period of 2012 ($24.17 for the year ended December 31, 2012).

ARC Resources Ltd.	Page 16

ARC’s fourth quarter and 2013 netbacks, including realized hedging gains and losses, were $28.75 per boe and $29.02 per boe, respectively, representing increases of two per cent and 11 per cent as compared to the same periods in 2012.
The components of operating netbacks for the fourth quarter of 2013 compared to the same period in 2012 are summarized in Table 17:
Table 17

Netbacks (1)	Crude Oil	Heavy Oil	Condensate	Natural Gas	NGLs	Q4 2013 Total	Q4 2012 Total
	($/bbl)	($/bbl)	($/bbl)	($/mcf)	($/bbl)	($/boe)	($/boe)
Average sales price	83.28	67.91	88.72	3.61	41.47	45.51	42.49
Other	—	—	—	—	—	0.29	0.13
Total sales	83.28	67.91	88.72	3.61	41.47	45.80	42.62
Royalties	(13.14)	(6.09)	(17.76)	(0.32)	(9.49)	(6.42)	(5.71)
Transportation	(2.50)	(0.78)	(1.00)	(0.25)	(1.22)	(1.83)	(1.26)
Operating expenses (2)	(15.08)	(16.50)	(6.66)	(0.98)	(7.94)	(9.21)	(8.80)
Netback prior to hedging	52.56	44.54	63.30	2.06	22.82	28.34	26.85
Hedging gain (loss) (3)	0.15	—	—	0.10	—	0.41	1.26
Netback after hedging	52.71	44.54	63.30	2.16	22.82	28.75	28.11
% of total	63	2	6	27	2	100	100

(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

(2)
Composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and NGLs production.

(3)
Includes realized cash gains and losses on risk management contracts, plus a reversal for unrealized gains and losses on risk management contracts that relate to current year production that have been recognized in netback calculations in prior quarters. In 2012, realized gains on foreign exchange contracts were not included in the netback calculation as they related solely to debt.

The components of operating netbacks for the year ended December 31, 2013 compared to the same period in 2012 are summarized in Table 17a:
Table 17a

Netbacks (1)	Crude Oil	Heavy Oil	Condensate	Natural Gas	NGLs	2013 YTD Total	2012 YTD Total
	($/bbl)	($/bbl)	($/bbl)	($/mcf)	($/bbl)	($/boe)	($/boe)
Average sales price	89.44	69.00	94.13	3.45	36.25	46.15	40.50
Other	—	—	—	—	—	0.16	0.08
Total sales	89.44	69.00	94.13	3.45	36.25	46.31	40.58
Royalties	(13.60)	(5.94)	(22.78)	(0.27)	(8.82)	(6.36)	(5.72)
Transportation	(2.00)	(1.12)	(0.96)	(0.27)	(0.81)	(1.72)	(1.29)
Operating expenses (2)	(16.43)	(18.18)	(6.10)	(0.99)	(9.37)	(9.66)	(9.40)
Netback prior to hedging	57.41	43.76	64.29	1.92	17.25	28.57	24.17
Hedging gain (loss) (3)	0.81	—	—	0.05	—	0.45	1.87
Netback after hedging	58.22	43.76	64.29	1.97	17.25	29.02	26.04
% of total	67	1	5	25	2	100	100

(1)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

(2)
Composed of direct costs incurred to operate oil and gas wells. A number of assumptions have been made in allocating these costs between crude oil, heavy oil, condensate, natural gas and NGLs production.

(3)	Includes realized cash gains and losses on risk management contracts. In 2012, realized gains on foreign exchange contracts were not included in the netback calculation as they related solely to debt.
Royalties
ARC pays royalties to the respective provincial governments and landowners of the four western Canadian provinces in which it operates. Approximately 74 per cent of these royalties are Crown royalties. Each province that ARC operates in has established a separate and distinct royalty regime which impacts ARC’s average corporate royalty rate.

ARC Resources Ltd.	Page 17

In British Columbia, the majority of ARC’s royalty expense stems from production of natural gas and associated liquids. While condensate and NGLs have a flat royalty rate of 20 per cent of sales revenue, the royalty rates for natural gas are based on the drill date of a well and a reference price. In Alberta, the majority of ARC’s royalties are related to oil production where royalty rates are based on reference prices, production levels and well depths. Similarly, most royalties remitted in Saskatchewan and Manitoba are related to oil production. Royalty calculations in these provinces are based on the classification of the oil product and well productivity.
Each province has various incentive programs in place to promote drilling by reducing the overall royalty expense for producers and offsetting gathering and processing costs. In most cases, the incentive period lasts for a finite period of time (usually 12 months upon commencement of production), after which point the royalty rate usually increases depending on the production rate of the well and prevailing market commodity prices.
In the first quarter of 2013, the British Columbia government announced a three per cent minimum royalty for all natural gas wells that qualify for the Deep Well Royalty Credit Program as well as the termination of the Summer Drilling Credit Program. These changes were effective April 1, 2013 and have had a minimal impact on natural gas royalties for the balance of 2013.
Total royalties as a percentage of pre-hedged commodity product sales revenue increased from 13.4 per cent ($5.71 per boe) in the fourth quarter of 2012 to 14 per cent ($6.42 per boe) in the fourth quarter of 2013. Total royalties increased from $50.3 million in the fourth quarter of 2012 to $59.5 million in the fourth quarter of 2013 due to increased commodity prices. For the twelve months ended December 31, 2013, total royalties represented 13.7 per cent of pre-hedged commodity product sales ($6.36 per boe) as compared to 14.1 per cent ($5.72 per boe) for the same period in 2012. The decrease in the royalty rate during 2013 as compared to the same period of the prior year is due primarily to a greater portion of oil production in Alberta qualifying for a five per cent royalty rate. Lower oil royalties were partially offset by increased natural gas royalties attributed to higher prices.
Operating Expenses
Operating expenses increased to $9.21 per boe in the fourth quarter of 2013 ($9.66 per boe for the year ended December 31, 2013) compared to $8.80 per boe in the fourth quarter of 2012 ($9.40 per boe for the year ended December 31, 2012). On a full dollar basis, operating expenses have increased by $8 million or 10 per cent for the fourth quarter of 2013 as compared to the fourth quarter of 2012 and $16.9 million or five percent for the full 2013 year as compared to 2012. The fourth quarter increase in 2013 per boe operating expenses relative to 2012 reflects increased lifting costs including additional road maintenance due to increased trucking activity and turnaround activity at Redwater that occurred in the third and fourth quarters of 2013 where no such turnaround was completed in 2012. Average Alberta electricity rates were $48.39 per megawatt hour in the fourth quarter of 2013 as compared to $78.80 per megawatt hour during the fourth quarter of 2012. For the year ended December 31, 2013, operating expenses increased by $0.26 per boe resulting primarily from increased electricity rates (approximately $79.95 and $64.29 per megawatt hour for the years ended December 31, 2013 and 2012, respectively).
ARC hedges a portion of its electricity costs using financial risk management contracts that do not qualify for hedge accounting. The gains and losses associated with these contracts are included within gains and losses on risk management contracts on the consolidated statements of income (the "statements of income"). Had these contracts been recognized within operating expenses, ARC’s operating expenses would have been further reduced by $0.04 per boe for the three months ended December 31, 2013 ($0.13 per boe in 2013), as a result of a realized gain of $0.4 million ($4.6 million gain for the year ended December 31, 2013).
Transportation expense was $1.83 per boe during the fourth quarter of 2013 ($1.72 per boe for the year ended December 31, 2013) as compared to $1.26 per boe in the fourth quarter of 2012 ($1.29 per boe for the year ended December 31, 2012). With the current situation of many crude oil and liquids pipelines being at or near capacity, ARC has incurred additional transportation costs throughout 2013 as it has been necessary to use additional methods of transport to get its production to market.
G&A Expenses and Long-Term Incentive Compensation
G&A, prior to long-term incentive compensation expense and net of capitalized G&A and overhead recoveries on operated properties, decreased by 23 per cent to $14.4 million in the fourth quarter of 2013 from $18.6 million in the fourth quarter of 2012. Fourth quarter 2013 G&A expenses decreased as compared to the fourth quarter of 2012 as increased capital spending led to additional capitalized G&A and increased recoveries from ARC's partners.
For the twelve months ended December 31, 2013, ARC's G&A, prior to long-term compensation expense and net of capitalized G&A and overhead recoveries on operated properties, was $58.5 million, a $7.1 million decrease from 2012 reflecting increased capitalized G&A and recoveries from partners associated with capital spending offset by slightly

ARC Resources Ltd.	Page 18

higher directors' fees associated with the revaluation of deferred share units ("DSUs") outstanding under the Deferred Share Unit Plan ("DSU Plan") and increased third party consulting costs.
Table 18 is a breakdown of G&A and long-term incentive compensation expenses:
Table 18

	Three Months Ended			Twelve Months Ended
	December 31			December 31
G&A and Incentive Compensation Expenses	2013	2012	% Change	2013	2012	% Change
($ millions, except per boe)
G&A expenses (1)	27.1	27.7	(2)	104.8	102.5	2
Capitalized G&A and overhead recoveries	(12.7)	(9.1)	40	(46.3)	(36.9)	25
G&A expenses before long-term incentive plans	14.4	18.6	(23)	58.5	65.6	(11)
G&A – long-term incentive plans (1)	9.9	7.8	27	38.6	31.5	23
Total G&A and long-term incentive compensation expenses	24.3	26.4	(8)	97.1	97.1	—
Total G&A and long-term incentive compensation expenses per boe	2.62	3.00	(13)	2.77	2.84	(2)
(1) Expenses recognized under the DSU Plan are included in G&A expenses.
Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Share Option Plan, and Deferred Share Unit Plan
Restricted Share Unit and Performance Share Unit Plan (“RSU and PSU Plan”)
The RSU and PSU Plan is designed to offer each eligible employee and officer (the “plan participants”) cash compensation in relation to the underlying value of a specified number of share units. The RSU and PSU Plan consists of RSUs for which the number of units is fixed and will vest over a period of three years and PSUs for which the number of units is variable and will vest at the end of three years.
Upon vesting, the plan participant is entitled to receive a cash payment based on the underlying value of the share units plus accrued dividends. The cash compensation issued upon vesting of the PSUs is dependent upon the total return performance of ARC compared to its peers. Total return is calculated as a sum of the change in the market price of the common shares in the period plus the amount of dividends in the period. A performance multiplier is applied to the PSUs based on the percentile rank of ARC’s total shareholder return compared to its peers. The performance multiplier ranges from zero if ARC’s performance ranks in the bottom quartile, to two for top quartile performance.
ARC recorded G&A expenses of $9.3 million during the fourth quarter of 2013 ($36.7 million for the year ended December 31, 2013) in accordance with the RSU and PSU Plan, as compared to $7.6 million during the fourth quarter of 2012 ($30.5 million for the year ended December 31, 2012). For the year, expenses related to the RSU and PSU Plan increased by $6.2 million or 20 per cent. The increases for both the fourth quarter and the year are related to the increase in ARC's share price from a closing price of $26.27 at September 30, 2013 and $24.44 at December 31, 2012, respectively, to $29.57 at December 31, 2013, increasing the value of accrued awards.
During the year ended December 31, 2013, ARC made cash payments of $33.7 million in respect of the RSU and PSU Plan ($40.9 million for the year ended December 31, 2012). Of these payments, $25 million were in respect of amounts recorded to G&A expenses ($31.6 million for the year ended December 31, 2012) and $8.7 million were in respect of amounts recorded to operating expenses and capitalized as PP&E and E&E assets ($9.3 million for the year ended December 31, 2012). These amounts were accrued in prior periods.

ARC Resources Ltd.	Page 19

Table 19 shows the changes to the RSU and PSU Plan during 2013:
Table 19

RSU and PSU Plan (number of units, thousands)	RSUs	PSUs (1)	Total RSUs and PSUs
Balance, December 31, 2012	696	1,401	2,097
Granted	346	577	923
Vested	(349)	(379)	(728)
Forfeited	(55)	(107)	(162)
Balance, December 31, 2013	638	1,492	2,130

(1)	Based on underlying units before performance multiplier.
The liability associated with the RSUs and PSUs granted is recognized in the statements of income over the vesting period while being adjusted each period for changes in the underlying share price, accrued dividends and the number of PSUs expected to be issued on vesting. In periods where substantial share price fluctuation occurs, ARC’s G&A expenses are subject to significant volatility.
Due to the variability in the future payments under the plan, ARC estimates that between $19.4 million and $108 million will be paid out in 2014 through 2016 based on the current share price, accrued dividends and ARC’s market performance relative to its peers. Table 20 is a summary of the range of future expected payments under the RSU and PSU Plan based on variability of the performance multiplier and units outstanding under the RSU and PSU Plan as at December 31, 2013:
Table 20

Value of RSU and PSU Plan as at
December 31, 2013	Performance multiplier
(units thousands and $ millions, except per share)	—	1.0	2.0
Estimated units to vest
RSUs	656	656	656
PSUs	—	1,502	2,996
Total units (1)	656	2,158	3,652
Share price (2)	29.57	29.57	29.57
Value of RSU and PSU Plan upon vesting (3)	19.4	63.8	108.0
2014	9.6	22.6	35.6
2015	6.5	21.8	37.0
2016	3.3	19.4	35.4

(1)	Includes additional estimated units to be issued under the RSU and PSU Plan for dividends accrued to date.

(2)
Values will fluctuate over the vesting period based on the volatility of the underlying share price. Assumes a future share price of $29.57, which is based on the closing share price at December 31, 2013.

(3)	Upon vesting, a cash payment is made for the value of the share units, equivalent to the current market price of the underlying common shares plus accrued dividends.
Share Option Plan
Share options are granted to officers, certain employees and certain consultants of ARC, vesting evenly on the fourth and fifth anniversaries of their respective grant dates, and have a maximum term of seven years. The option holder has the right to exercise the options at the original exercise price or at a reduced exercise price, equal to the exercise price at grant date less all dividends paid subsequent to the grant date and prior to the exercise date. On June 20, 2013, ARC granted 713,248 options to officers and certain employees of ARC.
At December 31, 2013, ARC had two million share options outstanding under this plan, representing less than one per cent of outstanding shares, with a weighted average exercise price of $22.12 per share. Compensation expense of $0.6 million has been recorded during the fourth quarter of 2013 ($1.9 million for the year ended December 31, 2013) compared to $0.2 million in the fourth quarter of 2012 ($1 million for the year ended December 31, 2012) and is included within G&A expenses. During 2013, $0.2 million of direct and incremental share option expenses were capitalized to PP&E (2012 - $0.2 million).

ARC Resources Ltd.	Page 20

Deferred Share Unit Plan
ARC has a DSU Plan for its non-employee directors under which each director receives a minimum of 55 per cent of their total annual remuneration in the form of DSUs. Each DSU fully vests on the date of grant but is settled in cash only when the director has ceased to be a member of the Board. For the three and twelve months ended December 31, 2013 G&A expenses of $0.9 million and $2.4 million were recorded in relation to the DSU Plan ($0.5 million and $1.7 million in 2012), respectively. The increase in DSU expense reflects the increase in ARC's share price during 2013 and the related increase in valuation of unexercised awards.
Interest and Financing Charges
Interest and financing charges decreased two per cent to $11.3 million in the fourth quarter of 2013 from $11.5 million in the fourth quarter of 2012. For the year ended December 31, 2013, interest and financing charges were $42.5 million as compared to $45.3 million in 2012, a decrease of six per cent. While the decrease in the fourth quarter of 2013 relative to the fourth quarter of 2012 is primarily related to lower average interest rates, the more significant decrease for the year ended December 31, 2013 as compared to December 31, 2012 is related to both a decrease in average interest rates as well as a lower average debt level held throughout 2013 as compared to 2012.
At December 31, 2013, ARC had $901.3 million of long-term debt outstanding, including a current portion of $42.1 million that is due for repayment within the next 12 months. Of the total debt balance, $795.4 million is fixed at a weighted average interest rate of 4.75 per cent, while the remaining $105.9 million incurs a floating interest rate based on market rates plus a current credit spread of 150 basis points. Approximately 82 per cent (US$693.8 million) of ARC’s debt outstanding is denominated in US dollars.
Foreign Exchange Gains and Losses
ARC recorded a foreign exchange loss of $24.8 million in the fourth quarter of 2013 compared to a loss of $8.3 million in the fourth quarter of 2012. The loss is primarily a result of the revaluation of ARC’s US dollar denominated debt outstanding from the period of September 30, 2013 to December 31, 2013 and reflects the change in value of the US dollar relative to the Canadian dollar from $1.0285 to $1.0636.
For the year ended December 31, 2013, ARC recorded a foreign exchange loss of $49.2 million compared to a gain of $7.3 million for the same period in the prior year. The loss also reflects the increase in the value of the US dollar relative to the Canadian dollar from $0.9949 at December 31, 2012 to $1.0636 at December 31, 2013 and its impact on the value of ARC's US dollar denominated debt.
Table 21 shows the various components of foreign exchange gains and losses:
Table 21

	Three Months Ended			Twelve Months Ended
	December 31			December 31
Foreign Exchange Gains and Losses ($ millions)	2013	2012	% Change	2013	2012	% Change
Unrealized gain (loss) on US denominated debt	(24.8)	(8.3)	(199)	(48.9)	8.2	(696)
Realized gain (loss) on US denominated transactions	—	—	—	(0.3)	(0.9)	(67)
Total foreign exchange gain (loss)	(24.8)	(8.3)	(199)	(49.2)	7.3	(774)
Taxes
ARC recorded a current income tax recovery of $6.4 million in the fourth quarter of 2013 ($16.3 million expense for the full year) compared to an expense of $3.6 million in the fourth quarter of 2012 ($29.9 million for full year 2012). During the fourth quarter of 2013, deferred income tax expense of $15.1 million was recorded ($77.9 million for the year ended December 31, 2013 ) compared to an expense of $21.8 million in the fourth quarter of 2012 ($19.3 million for the year ended December 31, 2012).
With approval from the Canada Revenue Agency ("CRA"), ARC has changed the year-end of its wholly-owned partnership to be aligned with its corporate year-end in the current year. The change in current and deferred tax that is associated with this action has been reflected in the provision for income taxes for the three and twelve months ended December 31, 2013.

ARC Resources Ltd.	Page 21

ARC's recovery of current income tax during the fourth quarter of 2013 reflects an increased amount of capital expenditures qualifying as exploration expenditures and consequently receiving accelerated deductions as compared to the same period of the prior year. For the year ended December 31, 2013, current tax expense decreased as compared to the prior year, primarily due to the acceleration of the deduction of certain capital expenditures incurred in the year as well as the recognition of certain investment tax credits in the filing of the 2012 income tax return and to be recognized in the filing of the 2013 income tax return.
ARC’s deferred tax expense for the year ended December 31, 2013 increased over 2012 primarily due to differences arising from the book basis of ARC’s PP&E relative to its tax basis. A net decrease in the ARO liability (as compared to a net increase in 2012) and unrealized gains on risk management contracts also contributed to the increase, which was partially offset by the elimination of the deferral of partnership income as a result of aligning the partnership year-end and an unrealized loss on foreign exchange relating to the US dollar denominated debt. The decrease in deferred tax expense for the fourth quarter of 2013 is related to a net increase in the ARO liability, an unrealized loss on risk management contracts, and an unrealized loss on foreign exchange relating to the US dollar denominated debt, partially offset by temporary differences arising from the book basis of ARC's PP&E relative to its tax basis.
The income tax pools (detailed in Table 22) are deductible at various rates and annual deductions associated with the initial tax pools will decline over time.
Table 22

Income Tax Pool Type ($ millions)	December 31, 2013	December 31, 2012	Annual Deductibility
Canadian oil and gas property expense (1)	718.2	826.0	10% declining balance
Canadian development expense (1)	862.5	875.8	30% declining balance
Canadian exploration expense (1)	—	22.9	100%
Undepreciated capital cost	740.0	595.8	Primarily 25% declining balance
Other	18.8	29.3	Various rates, 7% declining balance to 20%
Total federal tax pools	2,339.5	2,349.8
Additional Alberta tax pools	23.3	28.1	Various rates, 25% declining balance to 100%
(1) The December 31, 2012 comparative tax pools presented above include a deferral of partnership income of $51.6 million inherent in the income tax calculation for the year ended December 31, 2012. That deferral, as available under Canadian income tax legislation utilized $118 million of the 2012 income tax pools shown in the table above. During the year ended December 31, 2013, ARC changed the year-end of its wholly-owned partnership to December 31, eliminating any deferral of partnership income.
DD&A Expense and Impairment Charges
ARC records DD&A expense on its PP&E over the individual useful lives of the assets employing the unit of production method using proved plus probable reserves and associated estimated future development capital required for its oil and natural gas assets, and a straight-line method for its corporate administrative assets. Assets in the E&E phase are not amortized. For the three and twelve months ended December 31, 2013, ARC recorded DD&A expense prior to any impairment charges of $157 million and $551.9 million as compared to $133.2 million and $518.1 million for three and twelve months ended December 31, 2012, respectively.
Impairment is recognized when the carrying value of an asset or group of assets exceeds its recoverable amount, defined as the higher of its value in use or fair value less cost to sell. Any asset impairment that is recorded is recoverable to its original value less any associated DD&A expense should there be indicators that the recoverable amount of the asset has increased in value since the time of recording the initial impairment. There were no impairment charges or recoveries recorded in 2013. At June 30, 2012, an impairment charge of $53 million was recognized associated with assets located in the southern Alberta and southwest Saskatchewan area as a result of lower forward commodity pricing. As future commodity prices remain volatile, impairment charges or recoveries could be recorded in future periods.

ARC Resources Ltd.	Page 22

A breakdown of DD&A expense is summarized in Table 23:
Table 23

	Three Months Ended			Twelve Months Ended
	December 31			December 31
DD&A Expense ($ millions, except per boe amounts)	2013	2012	% Change	2013	2012	% Change
Depletion of oil and gas assets	155.5	131.5	18	545.4	511.6	7
Depreciation of administrative assets	1.5	1.7	(12)	6.5	6.5	—
Impairment charges	—	—	—	—	53.0	100
Total DD&A expense and impairment charges	157.0	133.2	18	551.9	571.1	(3)
DD&A rate before impairment per boe	16.92	15.12	12	15.74	15.17	4
DD&A and impairment rate per boe	16.92	15.12	12	15.74	16.73	(6)
Capital Expenditures, Acquisitions and Dispositions
Capital expenditures, including land purchases and excluding property acquisitions and dispositions, totaled $211.2 million in the fourth quarter of 2013 as compared to $190.2 million during the fourth quarter of 2012. This total includes development and production additions to PP&E of $200.6 million ($179.5 million for the three months ended December 31, 2012) and additions to E&E assets of $10.6 million ($10.7 million for the three months ended December 31, 2012). PP&E expenditures include additions to oil and gas development and production assets and administrative assets. E&E expenditures include asset additions in areas that have been determined by management to be in the E&E stage.
A breakdown of capital expenditures and net acquisitions is shown in Table 24 and 24a:
Table 24

	Three Months Ended December 31
	2013			2012
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	0.2	6.4	6.6	—	4.2	4.2	57
Drilling and completions	9.1	131.8	140.9	5.6	123.5	129.1	9
Plant and facilities	1.3	57.5	58.8	1.2	47.2	48.4	21
Undeveloped land purchased at Crown land sales	—	3.5	3.5	3.9	1.8	5.7	(39)
Other	—	1.4	1.4	—	2.8	2.8	(50)
Total capital expenditures	10.6	200.6	211.2	10.7	179.5	190.2	11
Acquisitions (1)	8.6	3.8	12.4	—	2.1	2.1	490
Dispositions (2)	—	0.5	0.5	—	(0.3)	(0.3)	100
Total capital expenditures and net acquisitions and dispositions	19.2	204.9	224.1	10.7	181.3	192.0	17

(1)	Value is net of post-closing adjustments.

(2)	Represents proceeds and adjustments to proceeds from divestitures.
For the twelve months ended December 31, 2013, capital expenditures including land purchases and excluding property acquisitions and dispositions, totaled $874.2 million as compared to $608 million during the same period of 2012. This total includes development and production additions to PP&E of $859.2 million (2012 - $557.6 million) and additions to E&E assets of $15 million (2012 - $50.4 million).
In 2013, ARC disposed of certain non-core assets for proceeds of $89.8 million. This had the impact of reducing full year 2013 production by 900 boe per day (35 per cent of which were liquids).

ARC Resources Ltd.	Page 23

Table 24a

	Twelve Months Ended December 31
	2013			2012
Capital Expenditures ($ millions)	E&E	PP&E	Total	E&E	PP&E	Total	% Change
Geological and geophysical	0.3	18.9	19.2	16.2	15.6	31.8	(40)
Drilling and completions	12.9	555.5	568.4	23.3	406.5	429.8	32
Plant and facilities	1.6	266.1	267.7	5.9	125.7	131.6	103
Undeveloped land purchased at Crown land sales	0.2	14.1	14.3	5.0	4.5	9.5	51
Other	—	4.6	4.6	—	5.3	5.3	(13)
Total capital expenditures	15.0	859.2	874.2	50.4	557.6	608.0	44
Acquisitions (1)	13.6	22.8	36.4	—	36.5	36.5	—
Dispositions (2)	—	(89.8)	(89.8)	—	(4.1)	(4.1)	100
Total capital expenditures and net acquisitions and dispositions	28.6	792.2	820.8	50.4	590.0	640.4	28

(1)	Value is net of post-closing adjustments.

(2)	Represents proceeds and adjustments to proceeds from divestitures.
ARC finances its capital expenditures with funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions, and dividends declared in the current period. Further funding is obtained by contributions from DRIP, reduced funding required under the Stock Dividend Program, and debt. ARC financed 80 per cent of the $211.2 million fourth quarter capital program with funds from operations and contributions from DRIP and its Stock Dividend Program (75 per cent in the fourth quarter of 2012).
Table 25

	Three Months Ended December 31
	2013			2012
Source of Funding of Capital Expenditures and Net Dispositions and Acquisitions ($ millions)	Capital Expenditures including Land Purchases	Net Acquisitions	Total Expenditures	Capital Expenditures including Land Purchases	Net Acquisitions	Total Expenditures
Expenditures	211.2	12.9	224.1	190.2	1.8	192.0
Funds from operations, net (%) (1)	64	—	60	58	—	57
Contributions from DRIP and Stock Dividend Program (%)	16	—	15	17	—	17
Debt (%)	20	100	25	25	100	26
Total (%)	100	100	100	100	100	100

(1)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities. The percentage of capital expenditures that have been funded by funds from operations is determined as funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions, and dividends declared in the current period.

ARC Resources Ltd.	Page 24

Table 25a

	Twelve Months Ended December 31
	2013			2012
Source of Funding of Capital Expenditures and Net Dispositions and Acquisitions ($ millions)	Capital Expenditures including Land Purchases	Net Dispositions	Total Expenditures	Capital Expenditures including Land Purchases	Net Acquisitions	Total Expenditures
Expenditures	874.2	(53.4)	820.8	608.0	32.4	640.4
Funds from operations, net (%) (1)	53	—	57	57	—	54
Contributions from DRIP and Stock Dividend Program (%)	15	—	16	19	—	18
Debt (%)	32	100	27	24	100	28
Total (%)	100	100	100	100	100	100

(1)
Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A. Also refer to the "Funds from Operations" section within this MD&A for a reconciliation of ARC’s net income to funds from operations and cash flow from operating activities. The percentage of capital expenditures that have been funded by funds from operations is determined as funds from operations that are available after deducting current period expenditures on site restoration and reclamation, net reclamation fund contributions, and dividends declared in the current period.

Asset Retirement Obligations and Reclamation Fund
At December 31, 2013, ARC has recorded an ARO liability of $475.4 million ($532.9 million at December 31, 2012) for the future abandonment and reclamation of ARC’s properties. The estimated ARO liability includes assumptions in respect of actual costs to abandon wells or reclaim the property, the time frame in which such costs will be incurred, as well as annual inflation factors in order to calculate the undiscounted total future liability. The future liability has been discounted at a liability-specific risk-free interest rate of approximately 3.2 per cent (2.4 per cent at December 31, 2012).
Accretion charges of $12.5 million and $12.4 million for the twelve months ended December 31, 2013 and 2012, respectively, have been recognized in the statements of income to reflect the increase in the ARO liability associated with the passage of time.
Actual spending under ARC’s abandonment and reclamation program for the three and twelve months ended December 31, 2013 was $8 million and $18.5 million ($4.5 million and $11.9 million for 2012), respectively.
In 2005, ARC established a restricted reclamation fund to finance obligations specifically associated with its Redwater property. Minimum contributions to this fund will be approximately $68 million in total over the next 42 years. The balance of this fund totaled $32.6 million at December 31, 2013, compared to $29.8 million at December 31, 2012. Under the terms of ARC’s investment policy, cash in the reclamation fund can only be invested in Canadian or US Government securities, investment grade corporate bonds, or investment grade short-term money market securities.
Environmental stewardship is a core value at ARC and abandonment and reclamation activities continue to be made in a prudent, responsible manner with the oversight of the Health, Safety and Environment Committee of the Board. Ongoing abandonment expenditures for all of ARC’s assets including contributions to the Redwater reclamation fund are funded entirely out of funds from operations.

ARC Resources Ltd.	Page 25

Capitalization, Financial Resources and Liquidity
A breakdown of ARC’s capital structure as at December 31, 2013 and December 31, 2012 is outlined in Table 26:
Table 26

Capital Structure and Liquidity ($ millions, except per cent and ratio amounts)	December 31, 2013	December 31, 2012
Long-term debt (1)	901.3	787.4
Working capital deficit (surplus) (2)	110.2	(41.8)
Net debt obligations (3)	1,011.5	745.6
Market value of common shares (4)	9,287.9	7,549.5
Total capitalization (3)	10,299.4	8,295.1
Net debt as a percentage of total capitalization	9.8	9.0
Net debt to annual funds from operations (3)	1.2	1.0

(1)	Includes a current portion of long-term debt of $42.1 million at December 31, 2013 and $39.7 million at December 31, 2012.

(2)
Working capital deficit (surplus) is calculated as current liabilities less current assets as they appear on the consolidated balance sheets (the "balance sheets"), and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and ARO contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt and current portion of ARO.

(3)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.

(4)	Calculated using the total common shares outstanding at December 31, 2013 multiplied by the closing share price of $29.57 at December 31, 2013 (closing share price of $24.44 at December 31, 2012).
At December 31, 2013, ARC had total available credit facilities of $2 billion with debt of $901.3 million currently drawn. After its $110.2 million working capital deficit, ARC has available credit of approximately $1 billion. ARC’s long-term debt balance includes a current portion of $42.1 million at December 31, 2013 ($39.7 million at December 31, 2012), reflecting principal payments that are due to be paid within the next 12 months. ARC intends to finance these obligations by drawing on its syndicated credit facility at the time the payments are due.
On October 10, 2013, ARC extended the maturity date of its $1 billion credit facility to October 10, 2017.
ARC’s debt agreements contain a number of covenants, all of which were met as at December 31, 2013. These agreements are available at www.sedar.com. ARC calculates its covenants four times annually. The major financial covenants are described below:
Table 27

Covenant description	Estimated Position at December 31, 2013 (1)
Long-term debt and letters of credit not to exceed three times annualized net income before non-cash items, income taxes and interest expense	1.0
Long-term debt, letters of credit, and subordinated debt not to exceed four times annualized net income before non-cash items, income taxes and interest expense	1.0
Long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit and subordinated debt	0.2

(1)	Estimated position, subject to final approval.
ARC’s long-term strategy is to target net debt between one and 1.5 times funds from operations and under 20 per cent of total capitalization. This strategy has resulted in manageable debt levels to date and has positioned ARC to remain well within its debt covenants.
ARC typically uses three markets to raise capital: equity, bank debt and long-term notes. Long-term notes are issued to large institutional investors normally with an average term of five to 12 years. The cost of this debt is based upon two factors: the current rate of long-term government bonds and ARC’s credit spread. ARC’s average interest rate on its outstanding long-term notes is currently 4.75 per cent.

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Shareholders’ Equity
On May 15, 2013 at the Annual and Special Meeting of Shareholders, ARC shareholders passed a special resolution in respect of ARC common shares such that ARC may issue common shares as payment of all or any portion of dividends declared on common shares (the "Stock Dividend Program").The Stock Dividend Program allows shareholders to accumulate additional common shares issued from treasury at an effective five per cent discount to the current market price. During the year ended December 31, 2013, 0.6 million common shares with a value of $14.7 million were issued pursuant to the Stock Dividend Program, at an average price of $25.97 per share.
Alternatively, shareholders may continue to elect to reinvest their cash dividends into additional common shares of ARC pursuant to the DRIP. Also on May 15, 2013, an amendment was passed to discontinue the optional common share purchase component of the DRIP. Participation in the Stock Dividend Program and DRIP is optional; shareholders who do not wish to participate in either plan continue to receive cash dividends.
Shareholders electing to reinvest dividends to acquire shares from treasury under the DRIP may do so at a five per cent discount to the prevailing market price with no additional fees or commissions. During the year ended December 31, 2013, ARC raised proceeds of $115.9 million and issued 4.6 million common shares pursuant to the DRIP at an average price of $25.14 per share.
At December 31, 2013, there were 314.1 million shares outstanding, an increase of 5.2 million shares over the balance of shares issued at December 31, 2012. The increase was attributable to shares issued to participants in the DRIP and Stock Dividend Programs.
At December 31, 2013, ARC had two million share options outstanding under its Share Option Plan, representing less than one per cent of outstanding shares, with a weighted average exercise price of $22.12 per share. These options vest in equal parts on the fourth and fifth anniversaries of the grant date. The first vesting is expected to occur on March 24, 2015.
Dividends
In the fourth quarter of 2013, ARC declared dividends totaling $94 million ($0.30 per share) compared to $92.5 million ($0.30 per share) during the fourth quarter of 2012.
As a dividend-paying corporation, ARC declares monthly dividends to its shareholders. ARC continually assesses dividend levels in light of commodity prices, capital expenditure programs, and production volumes to ensure that dividends are in line with the long-term strategy and objectives of ARC as per the following guidelines:

•
To maintain a dividend policy that, in normal times, in the opinion of Management and the Board, is sustainable for a minimum period of six months after factoring in the impact of current commodity prices on funds from operations. ARC’s objective is to normalize the effect of volatility of commodity prices rather than to pass that volatility onto shareholders in the form of fluctuating monthly dividends.

•
To maintain ARC’s financial flexibility, by reviewing ARC’s level of debt to equity and debt to funds from operations. The use of funds from operations and proceeds from equity offerings to fund capital development activities reduces the need to use debt to finance these expenditures.

ARC is focused on value creation, with the dividend being a key component of its business strategy. ARC believes that it is well positioned to sustain current dividend levels despite the volatile commodity price environment. ARC’s fourth quarter dividend payout ratio was 40 per cent of funds from operations (43 per cent of funds from operations for the year ended December 31, 2013), a level which ARC believes is reasonable given the current commodity price environment. Going forward, as ARC’s production grows, it is expected that the dividend payout ratio will naturally decline to a level that provides even greater financial flexibility. ARC’s business model is dynamic and dividend levels and capital spending are continually assessed in light of current and forecast market conditions. If a prolonged period of low commodity prices is experienced, ARC’s first response will be to defer certain growth capital. If additional measures become necessary, dividend levels will be reconsidered in order to preserve ARC’s strong financial position in the long-term.
The actual amount of future monthly dividends is proposed by Management and is subject to the approval and discretion of the Board. The Board reviews future dividends in conjunction with their review of quarterly financial and operating results. Dividends are taxable to the shareholder irrespective of whether payment is received in cash or shares via the DRIP. In the case of shares issued via the Stock Dividend Program, dividends received are converted to a future capital gain to the recipient. Shareholders should consult their own tax advisors with respect to tax implications of dividends received in cash or via the DRIP or Stock Dividend Program in their particular circumstances.

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On January 16, 2014, ARC confirmed that a dividend of $0.10 per common share designated as an eligible dividend will be paid on February 18, 2014 to shareholders of record on January 31, 2014. The ex-dividend date is January 29, 2014.
Please refer to ARC’s website at www.arcresources.com for details of the estimated monthly dividend amounts and dividend dates for 2014.
Environmental Initiatives Impacting ARC
There are no new material environmental initiatives impacting ARC at this time.
Contractual Obligations and Commitments
ARC has contractual obligations in the normal course of operations including purchase of assets and services, operating agreements, transportation commitments, sales commitments, royalty obligations, lease rental obligations and employee agreements. These obligations are of a recurring, consistent nature and impact ARC’s cash flows in an ongoing manner. ARC also has contractual obligations and commitments that are of a less routine nature as disclosed in Table 28:
Table 28

	Payments Due by Period
Contractual Obligations and Commitments ($ millions)	1 Year	2-3 Years	4-5 Years	Beyond 5 Years	Total
Debt repayments (1)	42.1	91.7	209.5	558.0	901.3
Interest payments (2)	36.8	65.6	55.5	75.0	232.9
Reclamation fund contributions (3)	3.7	6.7	6.2	51.3	67.9
Purchase commitments	32.1	29.4	17.5	12.7	91.7
Transportation commitments	51.3	79.9	54.5	99.0	284.7
Operating leases	15.3	28.5	26.7	69.6	140.1
Risk management contract premiums (4)	3.0	5.1	2.3	—	10.4
Total contractual obligations and commitments	184.3	306.9	372.2	865.6	1,729.0

(1)	Long-term and current portion of long-term debt.

(2)	Fixed interest payments on senior notes.

(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)	Fixed premiums to be paid in future periods on certain commodity price risk management contracts.
In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 15 "Financial Instruments and Market Risk Management" of the financial statements). As the premiums are related to the underlying risk management contract, they have been recorded at fair market value at December 31, 2013 on the balance sheet as part of risk management contracts.
ARC enters into commitments for capital expenditures in advance of the expenditures being made. At any given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the capital expenditures in a future period. ARC’s 2014 capital budget of $915 million has been approved by the Board.
ARC is involved in litigation and claims arising in the normal course of operations. Management is of the opinion that pending litigation will not have a material impact on ARC’s financial position or results of operations and therefore Table 28 does not include any commitments for outstanding litigation and claims.
Off-Balance Sheet Arrangements
ARC has certain lease agreements, all of which are reflected in the Contractual Obligations and Commitments table (Table 28), which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases on the balance sheet as of December 31, 2013.
Critical Accounting Estimates
ARC has continuously refined and documented its management and internal reporting systems to ensure that accurate, timely, internal and external information is gathered and disseminated.
ARC’s financial and operating results incorporate certain estimates including:

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•	estimated revenues, royalties and operating expenses on production as at a specific reporting date but for which actual revenues and costs have not yet been received;

•	estimated capital expenditures on projects that are in progress;

•	estimated DD&A charges that are based on estimates of oil and gas reserves that ARC expects to recover in the future;

•
estimated fair values of financial instruments that are subject to fluctuation depending upon the underlying commodity prices, foreign exchange rates and interest rates, volatility curves and the risk of non-performance;

•	estimated value of asset retirement obligations that are dependent upon estimates of future costs and timing of expenditures;

•	estimated future recoverable value of PP&E and goodwill and any associated impairment charges or recoveries; and

•
estimated compensation expense under ARC’s share-based compensation plans including the PSU Plan that is based on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier.

ARC has hired individuals and consultants who have the skills required to make such estimates and ensures that individuals or departments with the most knowledge of the activity are responsible for the estimates. Further, past estimates are reviewed and compared to actual results, and actual results are compared to budgets in order to make more informed decisions on future estimates. For further information on the determination of certain estimates inherent in the financial statements, refer to Note 5 “Management Judgments and Estimation Uncertainty” in the audited consolidated financial statements for the years ended December 31, 2013 and 2012.
ARC’s leadership team’s mandate includes ongoing development of procedures, standards and systems to allow ARC staff to make the best decisions possible and ensuring those decisions are in compliance with ARC’s environmental, health and safety policies.
ASSESSMENT OF BUSINESS RISKS
The ARC management team is focused on long-term strategic planning and has identified the key risks, uncertainties and opportunities associated with ARC’s business that can impact the financial results. They include, but are not limited to:
Volatility of Oil and Natural Gas Prices
ARC’s operational results and financial condition, and therefore the amount of capital expenditures and future dividend payments made to shareholders, are dependent on the prices received for oil and natural gas production. Differentials on Canadian crude oil have shown significant volatility throughout 2013 and 2012 due to pipeline and infrastructure constraints. There are numerous projects proposed to alleviate pipeline bottlenecks in the United States, expand refinery capacity and expand or build new pipelines in Canada and the United States to source new markets, many of which are in the regulatory application phase. There can be no assurance that such regulatory approvals will be secured on a timely basis or at all. Decreasing natural gas prices will affect ARC’s cash flow, impacting ARC’s level of capital expenditures and may result in the shut-in of certain natural gas properties. Any movement in oil and natural gas prices will have an effect on ARC’s ability to continue with its capital expenditure program and its ability to pay dividends. Future declines in oil and natural gas prices may result in future declines in, or elimination of, any future dividends. Oil and natural gas prices are determined by economic and, in some circumstances, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions, impact prices. ARC may manage the risk associated with changes in commodity prices by entering into oil or natural gas price derivative contracts. If ARC engages in activities to manage its commodity price exposure, it may forego the benefits it would otherwise experience if commodity prices were to increase. In addition, commodity derivative contracts activities could expose ARC to losses. To the extent that ARC engages in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which it contracts.
Refinancing and Debt Service
ARC currently has a $1 billion financial covenant-based syndicated credit facility with 12 banks. At the request of ARC, the lenders will review the credit facility each year and determine if they will extend for another year. In the event that the facility is not extended before October 10, 2017, indebtedness under the facility will become repayable at that date.

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There is also a risk that the credit facility will not be renewed for the same amount or on the same terms. Any of these events could affect ARC’s ability to fund ongoing operations and make future dividend payments.
ARC currently has $795.4 million of long-term, fixed interest rate debt outstanding which requires principal repayments in 2014 through 2024. ARC intends to fund these principal repayments with existing credit facilities. In the event ARC is unable to fund future principal repayments it may impact ARC’s ability to fund its ongoing operations and make future dividend payments.
ARC is required to comply with covenants under the credit facility. In the event that ARC does not comply with covenants under the credit facility, ARC’s access to capital could be restricted or repayment could be required. ARC routinely reviews the covenants based on actual and forecast results and has the ability to make changes to its development plans and/or dividend policy to comply with covenants under the credit facility. If ARC becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, the lender may foreclose on such assets of ARC or sell the working interests.
Operational Matters
The operation of oil and gas wells involves a number of operating and natural hazards that may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to operating subsidiaries of ARC and possible liability to third parties. ARC maintains liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. ARC may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce dividend payments to shareholders.
Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Approximately 11 per cent of ARC’s production is operated by third parties. ARC has limited ability to influence costs on partner operated properties. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, ARC’s revenue from such property may be reduced. Payments from production generally flow through the operator and there is a risk of delayed payment, or non-payment and additional expense in recovering such revenues if the operator becomes insolvent. To mitigate this risk, all significant non-operated production is taken in kind and marketed by ARC. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of ARC to certain properties. A reduction of future dividend payments to shareholders could result under such circumstances.
Reserves and Resources Estimates
The reserves and recovery information contained in ARC’s independent reserves evaluation is only an estimate. The actual production and ultimate reserves from the properties may be greater or less than the estimates prepared by the independent reserves evaluator. The reserves report was prepared using certain commodity price assumptions. If lower prices for crude oil, natural gas, condensate and NGLs are realized by ARC and substituted for the price assumptions utilized in those reserves reports, the present value of estimated future net cash flows for ARC’s reserves as well as the amount of ARC’s reserves would be reduced and the reduction could be significant.
Depletion of Reserves and Maintenance of Dividend
ARC’s future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on ARC’s success in exploiting its reserves base and acquiring additional reserves. Without reserves additions through acquisition or development activities, ARC’s reserves and production will decline over time as the oil and natural gas reserves are produced out. There can be no assurance that ARC will make sufficient capital expenditures to maintain production at current levels nor, as a consequence, that the amount of dividends by ARC to shareholders can be maintained at current levels. There can be no assurance that ARC will be successful in developing or acquiring additional reserves on terms that meet ARC’s investment objectives.
Counterparty Risk
ARC assumes customer credit risk associated with oil and gas sales, financial hedging transactions and joint venture participants. In the event that ARC’s counterparties default on payments to ARC, cash flows will be impacted and dividend payments to shareholders may be impacted. ARC has established credit policies and controls designed to mitigate the risk of default or non-payment with respect to oil and gas sales, financial hedging transactions and joint venture participants. A diversified sales customer base is maintained and exposure to individual entities is reviewed on a regular basis.

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Variations in Interest Rates and Foreign Exchange Rates
Variations in interest rates could result in an increase in the amount ARC pays to service debt. World oil prices are quoted in US dollars and the price received by Canadian producers is therefore affected by the Canadian/US dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact ARC’s net production revenue. Volatility in interest rates and the Canadian dollar may affect future cash flow from operations and reduce funds available for both dividends and capital expenditures. ARC may initiate certain derivative contracts to attempt to mitigate these risks. To the extent that ARC engages in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. An increase in Canadian/US exchange rates may impact future dividend payments to shareholders and the value of ARC’s reserves as determined by independent evaluators.
Changes in Income Tax Legislation
In the future, income tax laws or other laws may be changed or interpreted in a manner that adversely affects ARC or its shareholders. Tax authorities having jurisdiction over ARC or its shareholders may disagree with how ARC calculates its income for tax purposes to the detriment of ARC and its shareholders.
Changes in Government Royalty Legislation
Provincial programs related to the oil and natural gas industry may change in a manner that adversely impacts shareholders. ARC currently operates in British Columbia, Alberta, Saskatchewan and Manitoba, all of which have different royalty programs that could be revised at any time. Future amendments to royalty programs in any of ARC’s operating jurisdictions could result in reduced cash flow and reduced dividend payments to shareholders.
Acquisitions
The price paid for acquisitions is based on engineering and economic estimates of the potential reserves made by independent engineers modified to reflect the technical views of Management. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas and NGLs, future prices of oil, natural gas and NGLs, and operating costs, future capital expenditures and royalties and other government levies that will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the working interests, Management and ARC. In particular, changes in the prices of and markets for oil, natural gas and NGLs from those anticipated at the time of making such assessments will affect the amount of future dividends and the value of the shares. In addition, all such estimates involve a measure of geological and engineering uncertainty that could result in lower production and reserves than attributed to the working interests. Actual reserves could vary materially from these estimates. Consequently, the reserves acquired may be less than expected, which could adversely impact cash flow and dividends to shareholders.
Environmental Concerns
The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or issuance of clean-up orders in respect of ARC or its working interests. Such legislation may be changed to impose higher standards and potentially more costly obligations to ARC. Furthermore, Management believes the federal government appears to favor new programs for environmental laws and regulation, particularly in relation to the reduction of emissions, and there is no assurance that any such programs, laws or regulations, if proposed and enacted, will not contain emission reduction targets which ARC cannot meet. Financial penalties or charges could be incurred as a result of the failure to meet such targets. In particular there is uncertainty regarding the Federal Government’s Regulatory Framework for Air Emissions (“Framework”), as issued under the Canadian Environmental Protection Act.
The use of fracture stimulations has been ongoing safely in an environmentally responsible manner in western Canada for decades. With the increase in the use of fracture stimulations in horizontal wells there is increased communication between the oil and natural gas industry and a wider variety of stakeholders regarding the responsible use of this technology. This increased attention to fracture stimulations may result in increased regulation or changes of law which may make the conduct of ARC’s business more expensive or prevent ARC from conducting its business as currently conducted. ARC focuses on conducting transparent, safe and responsible operations in the communities in which its people live and work.

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PROJECT RISKS
ARC manages a variety of small and large projects and plans to spend $915 million on capital projects throughout 2014. Project delays may impact expected revenues from operations. Significant project cost overruns could make a project uneconomic. ARC's ability to execute projects and market oil and natural gas depends upon numerous factors beyond its control, including:

•	availability of processing capacity;

•	availability and proximity of pipeline capacity;

•	availability of storage capacity;

•	supply of and demand for oil and natural gas;

•	availability of alternative fuel sources;

•	effects of inclement weather;

•	availability of drilling and related equipment;

•	unexpected cost increases;

•	accidental events;

•	changes in regulations; and

•	availability and productivity of skilled labour.
Because of these factors, ARC could be unable to execute projects on time, on budget or at all, and may not be able to effectively market the oil and natural gas that ARC produces.
Disclosure Controls and Procedures
As of December 31, 2013, an internal evaluation was carried out of the effectiveness of ARC’s disclosure controls and procedures as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. Based on that evaluation, the President and Chief Executive Officer and the Senior Vice President and Chief Financial Officer concluded that the disclosure controls and procedures are effective to ensure that the information required to be disclosed in the reports that ARC files or submits under the Exchange Act or under Canadian Securities legislation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms therein. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that the information required to be disclosed by ARC in the reports that it files or submits under the Exchange Act or under Canadian Securities Legislation is accumulated and communicated to ARC’s Management, including the senior executive and financial officers, as appropriate to allow timely decisions regarding the required disclosure.
Internal Control over Financial Reporting
Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of ARC’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The assessment was based on the framework in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that ARC’s internal control over financial reporting was effective as of December 31, 2013. The effectiveness of ARC’s internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, as reflected in their report for 2013. No changes were made to ARC’s internal control over financial reporting during the year ending December 31, 2013, that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

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FINANCIAL REPORTING UPDATE
Changes in Accounting Policies
As of January 1, 2013, the Company adopted several new IFRS standards and amendments in accordance with the transitional provisions of each standard. A brief description of each new standard and its impact on the Company's financial statements follows below:

•
IFRS 10 "Consolidated Financial Statements" supersedes IAS 27 "Consolidation and Separate Financial Statements" and SIC-12 "Consolidation – Special Purpose Entities." This standard provides a single model to be applied in control analysis for all investees, including special purpose entities. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

•
IFRS 11 "Joint Arrangements" divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

•
IFRS 12 "Disclosure of Interests in Other Entities" combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The retrospective adoption of the annual disclosure requirements of this standard does not have a material impact on ARC's annual financial statements.

•
IFRS 13 "Fair Value Measurement" defines fair value, establishes a framework for measuring fair value, and sets out disclosure requirements for fair value measurements. This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard requires the revaluation of certain derivative financial liabilities on ARC’s consolidated balance sheets to reflect an appropriate amount of risk of non-performance by ARC. The standard also requires additional annual fair value disclosures, as well as additional interim disclosures, as per IAS 34. The prospective adoption of this standard does not have a material impact on ARC's financial statements.

•
IAS 19 "Employee Benefits" has been amended to revise the recognition, presentation and disclosure requirements for defined benefit plans. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•	IAS 27 "Separate Financial Statements" has been amended as a result of changes to IFRS 10. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•
IAS 28 "Investments in Associates and Joint Ventures" has been amended as a result of changes to IFRS 10 and IFRS 11. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•
The amendments to IAS 32 "Financial Instruments: Presentation" clarify the current requirements for offsetting financial instruments. The amendments to IFRS 7 "Financial Instruments: Disclosures" develop common disclosure requirements for financial assets and financial liabilities that are offset in the financial statements, or that are subject to enforceable master netting arrangements or similar agreements. The Company retrospectively adopted the amendments to both standards on January 1, 2013. The application of these amendments does not have any impact on ARC's financial statements, other than increasing the level of disclosures provided in the notes to the financial statements.

Future Accounting Policy Changes
In May 2013, the IASB issued amendments to IAS 36 "Impairment of Assets" which reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments are required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. These amendments will be applied by ARC on January 1, 2014 and the adoption will only impact ARC's disclosures in the notes to the financial statements in periods when an impairment loss or impairment reversal is recognized.
In May 2013, the IASB issued IFRIC 21 "Levies," which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified

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minimum threshold to trigger that levy is reached. IFRIC 21 is required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. IFRIC 21 will be applied by ARC on January 1, 2014 and the adoption may have an impact on ARC’s accounting for production and similar taxes, which do not meet the definition of an income tax in IAS 12 "Income Taxes." ARC is currently assessing and quantifying the effect on its financial statements.
The IASB has undertaken a three-phase project to replace IAS 39 "Financial Instruments: Recognition and Measurement" with IFRS 9 "Financial Instruments." In November 2009, the IASB issued the first phase of IFRS 9, which details the classification and measurement requirements for financial assets. Requirements for financial liabilities were added to the standard in October 2010. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.
In November 2013, the IASB issued the third phase of IFRS 9 which details the new general hedge accounting model. Hedge accounting remains optional and the new model is intended to allow reporters to better reflect risk management activities in the financial statements and provide more opportunities to apply hedge accounting. ARC does not employ hedge accounting for its risk management contracts currently in place. In July 2013, the IASB deferred the mandatory effective date of IFRS 9 and has left this date open pending the finalization of the impairment and classification and measurement requirements. IFRS 9 is still available for early adoption. The full impact of the standard on ARC's financial statements will not be known until the project is complete.
Non-GAAP Measures
Management uses certain key performance indicators (“KPIs”) and industry benchmarks such as operating netbacks (“netbacks”), operating income, finding, development and acquisition costs, net asset value, and total returns to analyze financial and operating performance. Management feels that these KPIs and benchmarks are key measures of profitability for ARC and provide investors with information that is commonly used by other oil and gas companies. These KPIs and benchmarks as presented do not have any standardized meaning prescribed by GAAP and therefore may not be comparable with the calculation of similar measures for other entities.
Additional GAAP Measures
Funds from Operations
Funds from operations does not have a standardized meaning prescribed by GAAP. The term “funds from operations” is defined as net income excluding the impact of non-cash DD&A and impairment charges, accretion of ARO, E&E expense, deferred tax expense and recovery, unrealized gains and losses on risk management contracts, unrealized gains and losses on short-term investments, non-cash lease inducement charges, share option expense, unrealized gains and losses on foreign exchange, and gains on disposal of petroleum and natural gas properties, and is further adjusted to include the portion of unrealized gains and losses on risk management contracts settled annually that relate to current period production. ARC considers funds from operations to be a key measure of operating performance as it demonstrates ARC’s ability to generate the necessary funds to fund future growth through capital investment and to repay debt. Management believes that such a measure provides a better assessment of ARC’s operations on a continuing basis by eliminating certain non-cash charges and charges that are nonrecurring, while respecting that certain risk management contracts that are settled on an annual basis are intended to protect prices on product sales occurring throughout the year. From a business perspective, the most directly comparable measure of funds from operations calculated in accordance with GAAP is net income.
Net Debt
Net debt does not have a standardized meaning prescribed by GAAP. Net debt is defined as long-term debt plus working capital surplus or deficit. Working capital surplus or deficit is calculated as current liabilities less current assets as they appear on the balance sheets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and ARO contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt and current portion of ARO.
Total Capitalization
Total capitalization does not have a standardized meaning prescribed by GAAP. Total capitalization is defined as total shares outstanding multiplied by the closing share price on the Toronto Stock Exchange plus net debt outstanding. Total capitalization is used by ARC in analyzing its balance sheet strength and liquidity.
Forward-looking Information and Statements
This MD&A contains certain forward-looking information and statements within the meaning of applicable securities laws. The use of any of the words "expect," "anticipate," "continue," "estimate," "objective," "ongoing," "may," "will," "project,"

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"should," "believe," "plans," "intends," "strategy," and similar expressions are intended to identify forward-looking information or statements. In particular, but without limiting the foregoing, this MD&A contains forward-looking information and statements pertaining to the following: ARC’s financial goals under the heading “About ARC Resources Ltd.," ARC’s view of future crude oil, natural gas, condensate and NGLs pricing under the heading “Economic Environment,” ARC’s guidance for 2014 under the heading “2013 Annual Guidance and Financial Highlights,” ARC's views on oil differentials under the heading "Commodity Prices Prior to Hedging," ARC’s intentions in the future regarding hedging under the heading “Risk Management,” ARC’s view as to the increased transportation costs under the heading “Operating Expenses,” the estimated future payments under the RSU and PSU Plan under the heading “Long-Term Incentive Plans – Restricted Share Unit & Performance Share Unit Plan, Share Option Plan, and Deferred Share Unit Plan,” the information relating to the 2014 capital program under the heading “Capital Expenditures, Acquisitions and Dispositions,” the financing information relating to raising capital under the heading "Capitalization, Financial Resources and Liquidity," ARC's belief in relation to maintaining current dividend levels under the heading "Dividends," ARC’s estimates of normal course obligations under the heading “Contractual Obligations and Commitments,” and a number of other matters, including the amount of future asset retirement obligations, future liquidity and financial capacity, future results from operations and operating metrics, future costs, expenses and royalty rates, future interest costs, and future development, exploration, acquisition and development activities (including drilling plans) and related capital expenditures.
The forward-looking information and statements contained in this MD&A reflect several material factors and expectations and assumptions of ARC including, without limitation: that ARC will continue to conduct its operations in a manner consistent with past operations; the general continuance of current industry conditions; the continuance of existing (and in certain circumstances, the implementation of proposed) tax, royalty and regulatory regimes; the accuracy of the estimates of ARC's reserves and resource volumes; certain commodity price and other cost assumptions; and the continued availability of adequate debt and equity financing and cash flow to fund its planned expenditures. ARC believes the material factors, expectations and assumptions reflected in the forward-looking information and statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.
The forward-looking information and statements included in this MD&A are not guarantees of future performance and should not be unduly relied upon. Such information and statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information or statements including, without limitation: changes in commodity prices; changes in the demand for or supply of ARC's products; unanticipated operating results or production declines; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in development plans of ARC or by third party operators of ARC's properties, increased debt levels or debt service requirements; inaccurate estimation of ARC's oil and gas reserve and resource volumes; limited, unfavorable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; and certain other risks detailed from time to time in ARC's public disclosure documents (including, without limitation, those risks identified in this MD&A and in ARC's Annual Information Form).
The forward-looking information and statements contained in this MD&A speak only as of the date of this MD&A, and none of ARC or its subsidiaries assumes any obligation to publicly update or revise them to reflect new events or circumstances, except as may be required pursuant to applicable laws.

ARC Resources Ltd.	Page 35

ANNUAL HISTORICAL REVIEW
For the year ended December 31
($ millions, except per share amounts) (1)	2013	2012	2011	2010	2009
FINANCIAL
Sales of crude oil, natural gas, condensate and NGLs	1,624.3	1,389.4	1,438.2	1,213.7	978.2
Per share (2)	5.21	4.67	5.02	4.67	4.20
Per share, diluted (2)	5.21	4.67	5.02	4.59	4.16
Funds from operations (3)	861.8	719.8	844.3	667.0	497.4
Per share (2)	2.77	2.42	2.95	2.57	2.13
Per share, diluted (2)	2.76	2.42	2.95	2.52	2.11
Net income	240.7	139.2	287.0	212.2	225.1
Per share (2)	0.77	0.47	1.00	0.82	0.97
Per share, diluted (2)	0.77	0.47	1.00	0.80	0.96
Operating income (4)	223.9	163.2	293.5	235.6	181.2
Per share (2)	0.72	0.55	1.02	0.91	0.78
Per share, diluted (2)	0.72	0.55	1.02	0.88	0.77
Dividends declared	374.0	357.4	344.0	313.5	298.5
Per share (2)	1.20	1.20	1.20	1.20	1.28
Total assets	5,736.0	5,627.1	5,323.9	5,060.1	3,914.5
Total liabilities	2,339.9	2,230.4	2,162.1	1,947.7	1,540.1
Net debt outstanding (3)	1,011.5	745.6	909.7	871.0	902.4
Weighted average shares outstanding	311.5	297.2	286.6	259.9	233.0
Weighted average shares outstanding, diluted	311.9	297.2	286.6	264.2	235.4
Shares outstanding, end of period	314.1	308.9	288.9	284.4	239.0
CAPITAL EXPENDITURES
Geological and geophysical	19.2	31.8	25.9	16.0	13.7
Drilling and completions	568.4	429.8	456.5	358.5	214.3
Plant and facilities	267.7	131.6	165.1	131.4	110.0
Land	14.3	9.5	74.9	60.9	7.0
Other	4.6	5.3	3.6	24.1	14.6
Total capital expenditures	874.2	608.0	726.0	590.9	359.6
Property acquisitions (dispositions), net	(53.4)	32.4	(111.3)	5.0	(20.5)
Corporate acquisitions	—	—	—	652.1	178.9
Total capital expenditures and net acquisitions	820.8	640.4	614.7	1,248.0	518.0
OPERATING
Production
Crude oil (bbl/d)	32,784	31,454	27,158	27,341	27,509
Condensate (bbl/d)	2,251	2,217	2,052	1,617	1,303
Natural gas (mmcf/d)	349.4	342.9	310.6	254.2	194
NGLs (bbl/d)	2,811	2,728	2,444	2,628	2,386
Total (boe/d)	96,087	93,546	83,416	73,954	63,538
Average realized prices, prior to hedging
Crude oil ($/bbl)	88.90	82.03	89.51	73.85	62.24
Condensate ($/bbl)	94.13	92.63	96.07	77.40	64.63
Natural gas ($/mcf)	3.45	2.62	3.83	4.21	4.18
NGLs ($/bbl)	36.25	38.11	47.53	39.57	27.57
Oil equivalent ($/boe)	46.31	40.50	47.15	44.88	42.07
RESERVES (company gross) (5)
Proved plus probable reserves
Crude oil and NGLs (mbbl)	194,064	185,548	170,153	165,963	152,834
Natural gas (bcf)	2,638.8	2,528.6	2,413.3	1,914.9	1,342.3
Total (mboe)	633,864	606,982	572,374	485,121	376,543
TRADING STATISTICS ($, based on intra-day trading)
High	29.95	26.25	28.67	26.04	21.89
Low	23.12	18.36	19.40	18.77	11.73
Close	29.57	24.44	25.10	25.41	19.94
Average daily volume (thousands)	1,064	1,356	1,251	1,197	1,057
(1) The financial information above that has been derived from ARC's financial statements has been prepared under IFRS for 2010 through 2013. Information for 2009 has been prepared under previous Canadian GAAP.

(2)
Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares outstanding during the period. For 2009, prior to ARC's conversion from a trust to a corporation, the term per share can be interpreted as per unit.

(3)	Additional GAAP measure which may not be comparable to similar additional GAAP measure used by other entities. Refer to the section entitled "Additional GAAP Measures" contained within this MD&A.

(4)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

(5)	Company gross reserves are the gross interest reserves prior to the deduction of royalty burdens.

ARC Resources Ltd.	Page 36

QUARTERLY HISTORICAL REVIEW

($ millions, except per share amounts)	2013				2012
FINANCIAL	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Sales of crude oil, natural gas, condensate, NGLs and other income	425.0	417.4	403.4	378.5	375.4	329.9	317.8	366.3
Per share (1)	1.36	1.34	1.30	1.22	1.22	1.10	1.09	1.27
Per share, diluted (1)	1.35	1.34	1.30	1.22	1.22	1.10	1.09	1.27
Funds from operations (2)	237.8	220.4	201.2	202.4	208.4	164.9	165.8	180.7
Per share (1)	0.76	0.71	0.65	0.65	0.68	0.55	0.57	0.62
Per share, diluted (1)	0.76	0.71	0.65	0.65	0.68	0.55	0.57	0.62
Net income (loss)	13.6	86.9	93.3	46.9	84.5	(24.3)	38.1	40.9
Per share (1)	0.04	0.28	0.30	0.15	0.27	(0.08)	0.13	0.14
Per share, diluted (1)	0.04	0.28	0.30	0.15	0.27	(0.08)	0.13	0.14
Operating income (3)	49.1	73.3	53.9	47.6	59.1	26.6	30.5	46.9
Per share (1)	0.16	0.23	0.17	0.15	0.19	0.09	0.10	0.16
Per share, diluted (1)	0.16	0.23	0.17	0.15	0.19	0.09	0.10	0.16
Dividends declared	94.0	93.7	93.4	92.9	92.5	90.6	87.3	87.0
Per share (1)	0.30	0.30	0.30	0.30	0.30	0.30	0.30	0.30
Total assets	5,736.0	5,599.2	5,548.1	5,612.7	5,627.1	5,578.8	5,369.1	5,361.0
Total liabilities	2,339.9	2,156.6	2,132.6	2,229.9	2,230.4	2,207.0	2,247.1	2,218.3
Net debt outstanding (2)	1,011.5	936.5	883.7	855.1	745.6	691.0	996.0	991.5
Weighted average shares outstanding	313.5	312.2	310.9	309.6	308.2	299.7	290.8	289.5
Weighted average shares outstanding, diluted	313.9	312.5	311.2	309.8	308.4	299.9	290.8	289.5
Shares outstanding, end of period	314.1	312.8	311.5	310.2	308.9	307.5	291.5	290.1
CAPITAL EXPENDITURES
Geological and geophysical	6.6	4.5	3.1	5.0	4.2	5.1	5.6	16.9
Drilling and completions	140.9	179.2	106.7	141.6	129.1	98.2	64.2	138.3
Plant and facilities	58.8	65.6	59.8	83.5	48.4	28.1	26.9	28.3
Land	3.5	8.9	0.7	1.2	5.7	1.0	0.5	2.3
Other	1.4	1.0	1.1	1.1	2.8	0.7	0.7	1.1
Total capital expenditures	211.2	259.2	171.4	232.4	190.2	133.1	97.9	186.9
Property acquisitions (dispositions), net	12.9	(41.0)	(25.8)	0.5	1.8	7.5	4.2	18.9
Total capital expenditures and net acquisitions and dispositions	224.1	218.2	145.6	232.9	192.0	140.6	102.1	205.8
OPERATING
Production
Crude oil (bbl/d)	35,542	31,438	31,635	32,505	32,938	30,732	30,831	31,305
Condensate (bbl/d)	2,580	2,235	2,150	2,032	1,767	2,325	2,381	2,399
Natural gas (mmcf/d)	359.4	348.9	340.8	348.6	348.2	323.2	347.2	353.0
NGLs (bbl/d)	2,868	2,687	2,859	2,831	2,978	2,587	2,913	2,432
Total (boe/d)	100,883	94,515	93,436	95,472	95,725	89,511	93,997	94,970
Average realized prices, prior to hedging
Crude oil ($/bbl)	82.85	101.43	89.18	83.00	80.50	81.43	78.98	87.24
Condensate ($/bbl)	88.72	96.70	91.08	101.53	86.70	87.65	94.60	99.96
Natural gas ($/mcf)	3.61	2.94	3.89	3.37	3.32	2.45	2.03	2.67
NGLs ($/bbl)	41.47	36.80	29.25	37.48	36.13	31.05	41.17	44.46
Oil equivalent ($/boe)	45.51	47.94	47.36	43.84	42.49	39.99	37.09	42.35
TRADING STATISTICS
($, based on intra-day trading)
High	29.95	28.65	28.90	27.64	26.00	26.25	23.28	25.72
Low	25.68	24.71	25.73	23.12	22.32	21.50	18.36	22.53
Close	29.57	26.27	27.53	26.84	24.44	23.90	22.90	22.90
Average daily volume (thousands)	1,030	1,004	1,074	1,151	1,146	1,282	1,704	1,355

(1)
Per share amounts (with the exception of dividends per share which are based on the number of shares outstanding at each dividend record date) are based on weighted average shares outstanding during the period.

(2)	Additional GAAP measure which may not be comparable to similar additional GAAP measures used by other entities. Refer to the section entitled “Additional GAAP Measures” contained within this MD&A.

(3)	Non-GAAP measure which may not be comparable to similar non-GAAP measures used by other entities. Refer to the section entitled "Non-GAAP Measures" contained within this MD&A.

ARC Resources Ltd.	Page 37

Management’s Report

Management’s Responsibility on Financial Statements
Management is responsible for the preparation of the accompanying consolidated financial statements and for the consistency therewith of all other financial and operating data presented in this annual report. The consolidated financial statements have been prepared in accordance with the accounting policies detailed in the notes thereto. In Management’s opinion, the consolidated financial statements are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, have been prepared within acceptable limits of materiality, and have utilized supportable, reasonable estimates.
To ensure the integrity of our financial statements, we carefully select and train qualified personnel. We also ensure our organizational structure provides appropriate delegation of authority and division of responsibilities. Our policies and procedures are communicated throughout the organization including a written ethics and integrity policy that applies to all employees including the chief executive officer and chief financial officer.
The Board of Directors approves the consolidated financial statements. Their financial statement related responsibilities are fulfilled mainly through the Audit Committee. The Audit Committee is composed entirely of independent directors, and includes at least one director with financial expertise. The Audit Committee meets regularly with Management and the external auditors to discuss reporting and control issues and ensures each party is properly discharging its responsibilities. The Audit Committee also considers the independence of the external auditors and reviews their fees.
The consolidated financial statements have been audited by Deloitte LLP, Independent Registered Public Accounting Firm, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders.

Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance that all assets are safeguarded, transactions are appropriately authorized and to facilitate the preparation of relevant, reliable and timely information. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of the Company’s internal control over financial reporting as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. The assessment was based on the framework in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013. The Company’s internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, the Company’s Independent Registered Public Accounting Firm, who also audited the Company’s consolidated financial statements for the year ended December 31, 2013.

(signed) (signed)
Myron M. Stadnyk             P. Van R. Dafoe
President and Chief Executive Officer    Senior Vice-President and Chief Financial Officer
Calgary, Alberta
February 5, 2014

ARC Resources Ltd.	Page 38

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of ARC Resources Ltd.

We have audited the accompanying consolidated financial statements of ARC Resources Ltd. and subsidiaries (the "Company"), which comprise the consolidated balance sheets as at December 31, 2013 and December 31, 2012 and the consolidated statements of income and comprehensive income, statements of changes in shareholders’ equity and statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as Management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by Management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2013 and December 31, 2012 and its financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 5, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

(signed) “Deloitte LLP”
Chartered Accountants
February 5, 2014
Calgary, Canada

ARC Resources Ltd.	Page 39

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of ARC Resources Ltd.

We have audited the internal control over financial reporting of ARC Resources Ltd. and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 5, 2014 expressed an unqualified opinion on those financial statements.

(signed) “Deloitte LLP”
Chartered Accountants
February 5, 2014
Calgary, Canada

ARC Resources Ltd.	Page 40

ARC RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

(Cdn$ millions)	December 31, 2013	December 31, 2012

ASSETS
Current assets
Cash and cash equivalents (Note 6)	—	194.6
Short-term investment	3.6	1.7
Accounts receivable	176.5	164.3
Prepaid expenses	15.6	13.1
Risk management contracts (Note 15)	4.4	30.9
Assets held for sale (Note 10)	—	0.3
	200.1	404.9
Reclamation fund	32.6	29.8
Risk management contracts (Note 15)	61.2	1.7
Intangible exploration and evaluation assets (Note 9)	265.4	238.1
Property, plant and equipment (Note 10)	4,928.5	4,704.4
Goodwill	248.2	248.2
Total assets	5,736.0	5,627.1

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	274.5	301.0
Current portion of long-term debt (Note 12)	42.1	39.7
Current portion of asset retirement obligations (Note 13)	25.1	—
Dividends payable	31.4	30.9
Risk management contracts (Note 15)	12.9	0.5
Liabilities associated with assets held for sale	—	1.3
	386.0	373.4
Risk management contracts (Note 15)	0.6	10.3
Long-term debt (Note 12)	859.2	747.7
Long-term incentive compensation liability (Note 18)	26.1	24.5
Other deferred liabilities	17.5	19.3
Asset retirement obligations (Note 13)	450.3	532.9
Deferred taxes (Note 16)	600.2	522.3
Total liabilities	2,339.9	2,230.4
Commitments and contingencies (Note 19)

SHAREHOLDERS’ EQUITY
Shareholders’ capital	3,800.8	3,670.2
Contributed surplus	3.8	1.7
Deficit	(408.5)	(275.2)
Total shareholders’ equity	3,396.1	3,396.7
Total liabilities and shareholders’ equity	5,736.0	5,627.1
See accompanying notes to the consolidated financial statements.
Approved by the Board of Directors

(signed)                            (signed)

Mac H. Van Wielingen	Kathleen M. O’Neill
Chairman of the Board of Directors and Director        Chair of the Audit Committee and Director

ARC Resources Ltd.	Page 41

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
For the years ended December 31

(Cdn$ millions, except per share amounts)	2013	2012

REVENUE
Sales of crude oil, natural gas, condensate, natural gas liquids and other income	1,624.3	1,389.4
Royalties	(223.1)	(195.7)
	1,401.2	1,193.7

Gain on risk management contracts (Note 15)	46.3	80.6
	1,447.5	1,274.3

EXPENSES
Transportation	60.2	44.1
Operating	338.7	321.8
Intangible exploration and evaluation expenses (Note 9)	1.3	—
General and administrative	97.1	97.1
Interest and financing charges	42.5	45.3
Accretion of asset retirement obligations (Note 13)	12.5	12.4
Depletion, depreciation, amortization and impairment (Note 10)	551.9	571.1
Loss (gain) on foreign exchange	49.2	(7.3)
Loss (gain) on short-term investment	(1.9)	1.6
Gain on disposal of petroleum and natural gas properties	(38.9)	(0.2)
	1,112.6	1,085.9
Provision for income taxes (Note 16)
Current	16.3	29.9
Deferred	77.9	19.3
	94.2	49.2

Net income and comprehensive income	240.7	139.2

Net income per share (Note 17)
Basic	0.77	0.47
Diluted	0.77	0.47
See accompanying notes to the consolidated financial statements.

ARC Resources Ltd.	Page 42

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31
(Cdn$ millions)	Shareholders’ Capital	Contributed Surplus	Deficit	Total Shareholders’ Equity
December 31, 2011	3,218.3	0.5	(57.0)	3,161.8
Shares issued for cash	346.2	—	—	346.2
Shares issued pursuant to the dividend reinvestment program	116.3	—	—	116.3
Share issue costs (1)	(10.6)	—	—	(10.6)
Share option expense (Note 18)	—	1.2	—	1.2
Comprehensive income	—	—	139.2	139.2
Dividends declared	—	—	(357.4)	(357.4)
December 31, 2012	3,670.2	1.7	(275.2)	3,396.7
Shares issued for cash	0.5	—	—	0.5
Shares issued pursuant to the dividend reinvestment program	115.4	—	—	115.4
Shares issued pursuant to the stock dividend program	14.7	—	—	14.7
Share option expense (Note 18)	—	2.1	—	2.1
Comprehensive income	—	—	240.7	240.7
Dividends declared	—	—	(374.0)	(374.0)
December 31, 2013	3,800.8	3.8	(408.5)	3,396.1

(1)	Amount is net of deferred tax recovery of $3.7 million.

See accompanying notes to the consolidated financial statements.

ARC Resources Ltd.	Page 43

ARC RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31

(Cdn$ millions)	2013	2012
CASH FLOW FROM OPERATING ACTIVITIES
Net income and comprehensive income	240.7	139.2
Add items not involving cash:
Unrealized gain on risk management contracts	(30.6)	(14.2)
Accretion of asset retirement obligations (Note 13)	12.5	12.4
Depletion, depreciation, amortization and impairment (Note 10)	551.9	571.1
Intangible exploration and evaluation expenses (Note 9)	1.3	—
Unrealized loss (gain) on foreign exchange	48.9	(8.2)
Gain on disposal of petroleum and natural gas properties	(38.9)	(0.2)
Deferred tax expense	77.9	19.3
Other (Note 21)	(1.9)	0.4
Net change in other liabilities (Note 21)	(16.6)	(10.6)
Change in non-cash working capital (Note 21)	(43.5)	(5.7)
	801.7	703.5
CASH FLOW FROM FINANCING ACTIVITIES
Issuance (repayment) of long-term debt under revolving credit facilities, net	105.9	(324.2)
Issue of senior notes	—	397.8
Repayment of senior notes	(40.9)	(39.6)
Issue of common shares	0.5	346.2
Share issue costs	—	(14.3)
Cash dividends paid	(243.4)	(239.1)
	(177.9)	126.8
CASH FLOW FROM INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(36.4)	(33.7)
Disposal of petroleum and natural gas properties	89.8	1.1
Property, plant and equipment development expenditures	(859.2)	(557.3)
Intangible exploration and evaluation asset expenditures (Note 9)	(15.0)	(50.4)
Net reclamation fund contributions	(2.8)	(2.8)
Change in non-cash working capital (Note 21)	5.2	6.9
	(818.4)	(636.2)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(194.6)	194.1
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	194.6	0.5
CASH AND CASH EQUIVALENTS, END OF PERIOD	—	194.6
The following are included in cash flow from operating activities:
Income taxes paid in cash	43.6	—
Interest paid in cash	42.5	30.0
See accompanying notes to the consolidated financial statements.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2013 and 2012

1.	STRUCTURE OF THE BUSINESS
The principal undertakings of ARC Resources Ltd. and its subsidiaries (collectively the “Company” or “ARC”) are to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets.
ARC was incorporated in Canada and the Company’s registered office and principal place of business is located at 1200, 308 – 4th Avenue SW, Calgary, Alberta, Canada T2P 0H7.

2.	BASIS OF PREPARATION
These consolidated financial statements (the “financial statements”) are presented under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB") and were prepared using accounting policies consistent with IFRS. All financial information is reported in millions of Canadian dollars ("Cdn$"), unless otherwise noted. References to “US$” are to United States dollars.
The financial statements have been prepared on a historical cost basis, except for ARC's cash and cash equivalents, short-term investment, reclamation fund assets, and risk management contracts which are held at fair value, as detailed in the accounting policies disclosed in Note 3.
The financial statements include the accounts of ARC and its wholly owned subsidiaries, ARC Resources General Partnership (the "partnership") and 1504793 Alberta Ltd. All inter-entity transactions have been eliminated.
The preparation of the financial statements requires Management to use judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and the disclosure of contingencies at the date of the financial statements, and revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimated. Significant estimates and judgments used in the preparation of the financial statements are detailed in Note 5.
These financial statements were authorized for issue by the Board of Directors on February 5, 2014.

3.	SUMMARY OF ACCOUNTING POLICIES
Revenue Recognition
Revenue associated with the sale of crude oil, natural gas, condensate and natural gas liquids (“NGLs”) owned by ARC is recognized when title is transferred from ARC to its customers. Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas, condensate and NGLs (prior to deduction of transportation costs) is recognized when all of the following conditions have been satisfied:

•	ARC has transferred the significant risks and rewards of ownership of the goods to the buyer;

•	ARC retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to ARC; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.
Transportation
Costs paid by ARC for the transportation of crude oil, natural gas, condensate and NGLs from the wellhead to the point of title transfer are recognized when the transportation is provided.
Joint Arrangements
ARC conducts many of its oil and gas production activities through jointly controlled operations and the financial statements reflect only ARC’s proportionate interest in such activities. Joint control exists for contractual arrangements governing ARC's assets whereby ARC has less than 100 per cent working interest, all of the partners have control of the arrangement collectively, and spending on the project requires unanimous consent of all parties

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that collectively control the arrangement and share the associated risks. ARC does not have any joint arrangements that are material to the Company or that are structured through joint venture arrangements.
Long-Term Incentive Plans
Restricted Share Unit & Performance Share Unit and Deferred Share Unit Plans
ARC has established a cash-settled Restricted Share Unit & Performance Share Unit Plan (“RSU & PSU Plan”) for employees, independent directors and long-term consultants who otherwise meet the definition of an employee of ARC, as well as a Deferred Share Unit Plan (“DSU Plan”) for non-employee directors. Compensation expense associated with the RSU & PSU Plan and the DSU Plan is granted in the form of Restricted Share Units (“RSUs”), Performance Share Units (“PSUs”) and Deferred Share Units (“DSUs”) and is determined based on the fair value of the share units at grant date and is subsequently adjusted to reflect the fair value of the share units at each period end. This valuation incorporates the period-end share price, the number of RSUs, PSUs and DSUs outstanding at each period end, and certain management estimates. Compensation expense is recognized in earnings over the relevant service period of the RSU & PSU Plan and DSU Plan with a corresponding increase or decrease in liabilities. Classification of the associated short-term and long-term liabilities is dependent on the expected payout dates.
Share Option Plan
ARC has established a share option plan for certain employees and consultants. The fair value of share options issued to employees is determined on their grant date using a valuation model and recorded as compensation expense over the period that the share options vest, with a corresponding increase to contributed surplus. The exercise price of the share options granted may be reduced by the amount of dividends declared in future periods in accordance with the terms of the plan. Forfeitures are estimated through the vesting period based on past experience and future expectations, and adjusted upon actual vesting. When share options are exercised, the proceeds, together with the amounts recorded in contributed surplus, are recorded in shareholders’ capital. No share options have been issued to consultants to date.
A portion of total compensation costs associated with both the RSU & PSU Plan and the Share Option Plan is charged to PP&E to reflect those costs that are directly attributable to spending on capital projects. A portion is also charged to operating expenses to reflect the awards that are attributable to certain individuals working in field operations, and the remainder is charged to general and administrative expense.
Cash Equivalents
Cash equivalents include market deposits and similar type instruments, with an original maturity of three months or less when purchased.
Reclamation Fund
ARC's reclamation fund holds investment grade assets and cash and cash equivalents. Investments are categorized as available-for-sale assets. Available-for-sale assets are initially measured at fair value with subsequent changes in fair value recognized in other comprehensive income ("OCI"), net of tax.
Goodwill
ARC records goodwill relating to a business combination when the total purchase price exceeds the fair value of the identifiable assets and liabilities of the acquired company. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is evaluated for impairment on an annual basis, or more frequently if potential indicators of impairment exist.
Intangible Exploration and Evaluation (“E&E”) Assets
Intangible E&E costs are capitalized until the technical feasibility and commercial viability, or otherwise, of the relevant projects have been determined. Technical feasibility and commercial viability of E&E assets is dependent upon the existence of economically recoverable reserves and obtaining the appropriate internal and external approvals. E&E costs may include costs of license acquisition, technical services and studies, and exploration drilling and testing. Tangible assets acquired which are consumed in developing an intangible exploration asset are recorded as part of the cost of the intangible exploration asset. Costs incurred prior to obtaining the legal right to explore are expensed as incurred and assets classified as E&E are not amortized.
If a project classified as E&E is determined to be technically feasible and commercially viable, the relevant cost is transferred from E&E to development and production assets which are classified as property, plant and equipment on the consolidated balance sheets (the "balance sheets"). Assets are reviewed for impairment prior to any such transfer. If an E&E project is determined to be unsuccessful, all associated costs are charged to the consolidated statements of income (the "statements of income") at that time.

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Property, Plant and Equipment (“PP&E”)
Items of PP&E, which include oil and gas development and production assets and administrative assets, are measured at cost less accumulated depletion, depreciation and amortization and accumulated impairment losses.
Gains and losses on disposal of an item of PP&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E and are recognized separately in the statements of income.
Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reasonably measured. Where the exchange is measured at fair value, a gain or loss is recognized in the statements of income.
Overhead costs which are directly attributable to bringing an asset to the location and condition necessary for it to be capable of use in the manner intended by Management are capitalized. These costs include compensation costs paid to internal personnel dedicated to capital projects.
Depletion, Depreciation and Amortization
Development and production assets are componentized into groups of assets with similar useful lives for the purposes of performing depletion calculations. Depletion expense is calculated on the unit-of-production basis based on:

(a)	total estimated proved and probable reserves calculated in accordance with Ontario Securities Commission’s National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities;

(b)	total capitalized costs plus estimated future development costs of proved and probable reserves, including future estimated asset retirement costs; and

(c)
relative volumes of petroleum and natural gas reserves and production, before royalties, converted at the energy equivalent conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation of corporate assets is calculated on a straight-line basis over the estimated useful lives of the related assets, which range from three to fourteen years.
Impairment
Development and Production Assets
ARC’s development and production assets are grouped into cash generating units (“CGUs”) for the purpose of assessing impairment. A CGU is a grouping of assets that generate cash inflows independently of other assets held by the Company. Geological formation, product type, geography and internal management are key factors considered when grouping ARC’s petroleum and natural gas assets into CGUs.
CGUs are reviewed at each reporting date for indicators of potential impairment. If such indicators exist, an impairment test is performed by comparing the CGU’s carrying value to its recoverable amount, defined as the greater of a CGU’s fair value less cost to sell and its current value in use. Any excess of carrying value over recoverable amount is recognized in the statements of income as an impairment charge.
If there is an indicator that a previously recognized impairment charge may no longer be valid, the recoverable amount of the relevant CGU is calculated and compared against the carrying amount. An impairment charge is reversed to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion, if no impairment loss had been recognized.
E&E Assets, Administrative Assets and Goodwill
E&E assets, administrative assets and goodwill are assessed for impairment at the operating segment level. Goodwill has not been attributed to individual CGUs as ARC believes the goodwill it has acquired enhances the value of all of its pre-existing CGUs through enhanced operating efficiencies. Impairment tests are carried out when E&E assets are transferred to be included as development and production assets following the declaration of commercial reserves, and any time that circumstances arise which could indicate a potential impairment. Irrespective of whether there is any indication of impairment, goodwill balances are tested for impairment annually. An impairment loss is recognized in depletion, depreciation, amortization and impairment if the total carrying values of E&E, administrative assets and goodwill exceed the aggregate impairment cushions calculated for each of ARC’s CGUs and is applied first to reduce the carrying amount of goodwill and then to E&E and administrative assets on a pro-rata basis. Any impairment loss of goodwill is not reversed.
If E&E assets, administrative assets and goodwill are subject to impairment testing in the same period in which there is an indication of impairment in one of ARC’s CGUs, that CGU is first tested for impairment and any resulting impairment loss is recorded prior to conducting impairment tests on assets at the operating segment level.

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Financial Assets
The Company assesses whether there is objective evidence that indicates a financial asset or group of financial assets is impaired at each reporting date. Objective evidence exists if one or more loss events occur after initial recognition of the financial asset which have an impact on the estimated future cash flows of the financial asset and that impact can be reliably measured. Objective evidence of impairment may include indications that a debtor is experiencing significant financial difficulty, that a debtor has breached certain contracts, the probability that a debtor will enter bankruptcy or other financial reorganization, and changes in economic conditions that correlate with defaults.
If a receivable or group of receivables carried at amortized cost is impaired, the amount of the loss is measured as the difference between the amortized cost of the receivable and its recoverable amount. The carrying amount of the asset is reduced through the use of an allowance account and the loss is recognized in general and administrative expenses. If the amount of the impairment loss decreases in a subsequent period because of a specific event, the impairment loss is reversed through the allowance account. Receivables and the associated allowance balance are written off when there is no longer a probability of future recovery.
When a decline in the fair value of an available-for-sale financial asset has been recognized in OCI and there is objective evidence that the asset is impaired, the cumulative loss is measured as the difference between the acquisition cost of the financial asset and its fair value and is reclassified from equity to general and administrative expenses.
Assets Held for Sale
Non-current assets are classified as held for sale if their carrying amounts will be recovered through a sale transaction rather than through continuing use. This condition is met when the sale is highly probable and the asset is available for immediate sale in its present condition. For the sale to be highly probable, Management must be committed to a plan to sell the asset and an active program to locate a buyer and complete the plan must have been initiated. The asset must be actively marketed for sale at a price that is reasonable in relation to its current fair value and the sale should be expected to be completed within one year from the date of classification.
Non-current assets classified as held for sale are measured at the lower of the carrying amount and fair value less costs to sell, with impairments recognized in the statements of income in the period measured. Non-current assets held for sale are presented in current assets and liabilities within the balance sheet. Assets held for sale are not depleted, depreciated or amortized.
Asset Retirement Obligations ("ARO")
ARC recognizes an ARO liability in the period in which it has a present legal or constructive liability and a reasonable estimate of the amount can be made. On a periodic basis, Management reviews these estimates and changes, if any, are applied prospectively. The change in fair value of the estimated ARO is recorded as a liability, with a corresponding increase to the carrying amount of the related asset. The capitalized amount is depreciated on a unit-of-production basis over the life of the associated proved and probable reserves. The long-term liability is increased each reporting period with the passage of time and the associated accretion charge is recognized in earnings. Periodic revisions to the liability-specific discount rate, estimated timing of cash flows or to the original estimated undiscounted cost can also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the obligation are recorded against the ARO to the extent of the liability recorded.
Income Taxes
Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been substantively enacted by the reporting date.
Deferred income tax expense is recognized in the statements of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity. Deferred tax assets and tax liabilities are offset to the extent there is a legally enforceable right to set off the recognized amounts and the intent is to either settle on a net basis or to realize the asset and settle the liability simultaneously. Claims made for scientific research and experimental development tax credits are offset against income tax expense.
Financial Instruments
Financial assets, financial liabilities and derivatives are measured at fair value on initial recognition. Measurement in subsequent periods depends on the financial instrument’s classification, as described below. ARC does not employ hedge accounting for its risk management contracts currently in place.

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•	Fair value through profit and loss
Financial assets and liabilities classified as held-for-trading or designated as fair value through profit and loss are initially recognized and subsequently measured at fair value with changes in those fair values charged immediately to earnings. ARC classifies its cash and cash equivalents, short-term investment, and risk management contracts as held-for-trading.

•	Held-to-maturity investments, loans and receivables and other financial liabilities
Held-to-maturity investments, loans and receivables, and other financial liabilities are initially recognized at fair value, net of directly attributable transaction costs, and are subsequently measured at amortized cost using the effective interest method. ARC classifies accounts receivable as loans and receivables, and classifies accounts payable and accrued liabilities, dividends payable, long-term debt, and long-term incentive compensation liability as other financial liabilities.

•	Available-for-sale financial assets
Non-derivative financial assets may be designated as available for sale so long as they are not classified in another category above. Available-for-sale financial assets are initially recognized at fair value, net of directly attributable transaction costs, and are subsequently measured at fair value with changes in fair value recognized in OCI, net of tax. Transaction costs related to the purchase of available-for-sale assets are recognized in the statements of income. Amounts recognized in OCI for available-for-sale financial assets are charged to earnings when the asset is derecognized or when there is a significant or prolonged decrease in the value of the asset. ARC classifies its reclamation fund assets as available-for-sale assets.
Fair Value Measurement
ARC measures cash and cash equivalents, short-term investment, risk management contracts, and reclamation fund assets at fair value at each reporting date. Fair value less cost to sell is also calculated at each reporting date to determine the recoverable amount of non-financial assets that are tested for impairment. In addition, the fair value of long-term debt is disclosed in Note 12.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in its principal or most advantageous market at the reporting date. To estimate the fair value of its financial instruments, ARC uses quoted market prices when available, or third-party models and valuation methodologies that use observable market data. Fair value is measured using the assumptions that market participants would use, including transaction-specific details and non-performance risk.
All financial assets and liabilities for which fair value is measured or disclosed in the financial statements are further categorized using a three-level hierarchy that reflects the significance of the lowest level of inputs used in determining fair value:

•
Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

•
Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

•	Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.
At each reporting date, ARC determines whether transfers have occurred between levels in the hierarchy by reassessing the level of classification for each financial asset and financial liability measured or disclosed at fair value in the financial statements. Assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement within the fair value hierarchy.
ARC's risk management contracts are subject to master netting agreements that create a legally enforceable right to offset by counterparty the related financial assets and financial liabilities on the Company's balance sheets in all circumstances. ARC manages these contracts on the basis of its net exposure to market risks and therefore measures their fair value consistently with how market participants would price the net risk exposure at the reporting date under current market conditions.

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Foreign Currency Translation
Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the period average rates of exchange. Translation gains and losses are included in earnings in the period in which they arise.
ARC’s functional and presentation currency is Canadian dollars.

4.	NEW ACCOUNTING POLICIES
Future Accounting Policy Changes
In May 2013, the IASB issued amendments to IAS 36 "Impairment of Assets" which reduce the circumstances in which the recoverable amount of CGUs is required to be disclosed and clarify the disclosures required when an impairment loss has been recognized or reversed in the period. The amendments are required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. These amendments will be applied by ARC on January 1, 2014 and the adoption will only impact ARC's disclosures in the notes to the financial statements in periods when an impairment loss or impairment reversal is recognized.
In May 2013, the IASB issued IFRIC 21 "Levies," which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is required to be adopted retrospectively for fiscal years beginning January 1, 2014, with earlier adoption permitted. IFRIC 21 will be applied by ARC on January 1, 2014 and the adoption may have an impact on ARC’s accounting for production and similar taxes, which do not meet the definition of an income tax in IAS 12 "Income Taxes." ARC is currently assessing and quantifying the effect on its financial statements.
The IASB has undertaken a three-phase project to replace IAS 39 "Financial Instruments: Recognition and Measurement" with IFRS 9 "Financial Instruments." In November 2009, the IASB issued the first phase of IFRS 9, which details the classification and measurement requirements for financial assets. Requirements for financial liabilities were added to the standard in October 2010. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.
In November 2013, the IASB issued the third phase of IFRS 9 which details the new general hedge accounting model. Hedge accounting remains optional and the new model is intended to allow reporters to better reflect risk management activities in the financial statements and provide more opportunities to apply hedge accounting. ARC does not employ hedge accounting for its risk management contracts currently in place. In July 2013, the IASB deferred the mandatory effective date of IFRS 9 and has left this date open pending the finalization of the impairment and classification and measurement requirements. IFRS 9 is still available for early adoption. The full impact of the standard on ARC's financial statements will not be known until the project is complete.
Changes in Accounting Policies
As of January 1, 2013, the Company adopted several new IFRS standards and amendments in accordance with the transitional provisions of each standard. A brief description of each new standard and its impact on the Company's financial statements follows below:

•
IFRS 10 "Consolidated Financial Statements" supersedes IAS 27 "Consolidation and Separate Financial Statements" and SIC-12 "Consolidation – Special Purpose Entities." This standard provides a single model to be applied in control analysis for all investees, including special purpose entities. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

•
IFRS 11 "Joint Arrangements" divides joint arrangements into two types, joint operations and joint ventures, each with their own accounting model. All joint arrangements are required to be reassessed on transition to IFRS 11 to determine their type to apply the appropriate accounting. The retrospective adoption of this standard does not have any impact on ARC's financial statements.

•
IFRS 12 "Disclosure of Interests in Other Entities" combines in a single standard the disclosure requirements for subsidiaries, associates and joint arrangements, as well as unconsolidated structured entities. The retrospective adoption of the annual disclosure requirements of this standard does not have a material impact on ARC's annual financial statements.

•
IFRS 13 "Fair Value Measurement" defines fair value, establishes a framework for measuring fair value, and sets out disclosure requirements for fair value measurements. This standard defines fair value as the

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price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The adoption of this standard requires the revaluation of certain derivative financial liabilities on ARC’s consolidated balance sheets to reflect an appropriate amount of risk of non-performance by ARC. The standard also requires additional annual fair value disclosures, as well as additional interim disclosures, as per IAS 34. The prospective adoption of this standard does not have a material impact on ARC's financial statements.

•
IAS 19 "Employee Benefits" has been amended to revise the recognition, presentation and disclosure requirements for defined benefit plans. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•	IAS 27 "Separate Financial Statements" has been amended as a result of changes to IFRS 10. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•
IAS 28 "Investments in Associates and Joint Ventures" has been amended as a result of changes to IFRS 10 and IFRS 11. The retrospective adoption of these amendments does not have any impact on ARC's financial statements.

•
The amendments to IAS 32 "Financial Instruments: Presentation" clarify the current requirements for offsetting financial instruments. The amendments to IFRS 7 "Financial Instruments: Disclosures" develop common disclosure requirements for financial assets and financial liabilities that are offset in the financial statements, or that are subject to enforceable master netting arrangements or similar agreements. The Company retrospectively adopted the amendments to both standards on January 1, 2013. The application of these amendments does not have any impact on ARC's financial statements, other than increasing the level of disclosures provided in the notes to the financial statements.

5.	MANAGEMENT JUDGMENTS AND ESTIMATION UNCERTAINTY
The timely preparation of financial statements in accordance with IFRS requires Management to use judgments, estimates and assumptions. These estimates and judgments are subject to change and actual results could differ from those estimated. The key sources of estimation uncertainty that have a significant risk of causing material adjustment to the reported amounts of assets, liabilities, revenues, expenses, and the disclosure of contingencies are discussed below.
Joint Control
Judgment is required to determine when ARC has joint control over an arrangement, which requires an assessment of the capital and operating activities of the projects it undertakes with partners and when the decisions in relation to those activities require unanimous consent.
Recoverability of Asset Carrying Values
The recoverability of development and production asset carrying values are assessed at the CGU level. Determination of what constitutes a CGU is subject to management judgments. The asset composition of a CGU can directly impact the recoverability of the assets included therein. In assessing the recoverability of oil and gas properties, each CGU’s carrying value is compared to its recoverable amount, defined as the greater of its fair value less cost to sell and value in use.
At December 31, 2013, ARC evaluated its CGUs for indicators of any potential impairment or related recovery. In making this evaluation, ARC used the following information:

i)	the net present value of the after-tax cash flows from oil and gas reserves of each CGU based on reserves estimated by ARC’s independent reserve evaluator; and

ii)
the fair value of undeveloped land based on estimates provided by ARC’s independent land evaluator with consideration given to acquisition metrics of recent transactions completed on similar assets to those contained within the relevant CGU.

Key input estimates used in the determination of cash flows from oil and gas reserves include the following:

a)
Reserves – Assumptions that are valid at the time of reserve estimation may change significantly when new information becomes available. Changes in forward price estimates, production costs or recovery rates may change the economic status of reserves and may ultimately result in reserves being restated.

b)
Oil and natural gas prices – Forward price estimates of the oil and natural gas prices are used in the cash flow model. Commodity prices have fluctuated widely in recent years due to global and regional factors

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including supply and demand fundamentals, inventory levels, exchange rates, weather, economic and geopolitical factors.

c)
Discount rate – The discount rate used to calculate the net present value of cash flows is based on estimates of an approximate industry peer group weighted average cost of capital. Changes in the general economic environment could result in significant changes to this estimate.

For the year ended December 31, 2013, no impairment or reversal of impairment was recorded. As a result of a reduced forward commodity price outlook for natural gas and crude oil in 2012, impairment tests were carried out at December 31, 2012 based on a fair value less costs to sell methodology. ARC employed an expected future cash flow approach using the input estimates described above, which incorporated a discount rate of 10 per cent. For the year ended December 31, 2012, ARC recorded an impairment of $53 million for the Southern Alberta Southwest Saskatchewan CGU.
The carrying value of goodwill at December 31, 2013 is $248.2 million. This value is supported by the combined excess recoverable amount over the current carrying value of ARC’s operating segment.
Depletion of Oil and Gas Assets
Depletion of oil and gas assets is determined based on total proved and probable reserve values as well as future development costs as estimated by ARC’s external reserve evaluator. See (a) above for discussion of estimates and judgments involved in reserve estimation.
Oil and Gas Activities
The Company applies judgment when classifying the nature of oil and gas activities as E&E or PP&E, and when determining if capitalization of the initial costs of these activities is appropriate. The Company uses historical drilling results, project economics, resource quantities, production technology expectations, production costs and future development costs to make judgments about future events and circumstances. See (a) above for discussion of estimates and judgments involved in reserve estimation.
Asset Retirement Obligations
The provision for site restoration and abandonment is based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, market conditions, discovery and analysis of site conditions and changes in technology.
Fair Value Measurement
The estimated fair value of financial instruments is reliant upon a number of estimated variables including forward commodity prices, foreign exchange rates and interest rates, volatility curves and risk of non-performance. A change in any one of these factors could result in a change to the overall estimated valuation of the instrument.
Employee Compensation Costs
Compensation expense accrued for ARC’s PSU Plan is dependent on an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier that is estimated by Management. Large fluctuations in compensation expense may occur due to changes in the underlying share price or revised management estimates of relevant performance factors.
Compensation expense recorded for ARC’s Share Option Plan is based on a binomial-lattice option pricing model. The inputs to this model rely on management judgment.
Income Taxes
Tax regulations and legislation are subject to change and differing interpretations requiring management judgment. Deferred tax liabilities are recognized when it is considered probable that temporary differences will be payable to tax authorities in future periods. Income tax filings are subject to audits and re-assessments and changes in facts, circumstances and interpretations of the standards may result in a material increase or decrease in the Company’s provision for income taxes.

6.	CASH AND CASH EQUIVALENTS
ARC's cash balance was nil at December 31, 2013. The cash balance of $194.6 million at December 31, 2012 was held in investment grade assets.

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7.	FINANCIAL ASSETS AND CREDIT RISK
Credit risk is the risk of financial loss to ARC if a partner or counterparty to a product sales contract or financial instrument fails to meet its contractual obligations. ARC is exposed to credit risk with respect to its cash equivalents, short-term investment, accounts receivable, reclamation fund assets, and risk management contracts. Most of ARC’s accounts receivable relate to oil and natural gas sales and are subject to typical industry credit risks. Refer to Note 14 which discusses ARC's capital management objectives and policies. ARC manages its credit risk as follows:

•
by entering into sales contracts with only established, creditworthy counterparties as verified by a third party rating agency, through internal evaluation or by requiring security such as letters of credit or parental guarantees;

•	by limiting exposure to any one counterparty in accordance with ARC’s credit policy; and

•	by restricting cash equivalent investments, reclamation fund investments, and risk management transactions to counterparties that are not less than investment grade.
The majority of the credit exposure on accounts receivable at December 31, 2013 pertains to accrued revenue for December 2013 production volumes. ARC transacts with a number of oil and natural gas marketing companies and commodity end users (“commodity purchasers”). Commodity purchasers and marketing companies typically remit amounts to ARC by the 25th day of the month following production. Joint interest receivables are typically collected within one to three months following production. At December 31, 2013, no one counterparty accounted for more than 10 per cent of total revenue.
ARC’s allowance for doubtful accounts was nil as at December 31, 2013 and December 31, 2012. ARC did not record any additional provisions for non-collectable accounts receivable during the years ended December 31, 2013 and 2012.
When determining whether amounts that are past due are collectable, Management assesses the credit worthiness and past payment history of the counterparty, as well as the nature of the past due amount. ARC considers all amounts greater than 90 days to be past due. At December 31, 2013, $5 million of accounts receivable are past due, all of which are considered to be collectable ($4.4 million at December 31, 2012).
ARC's accounts receivable was aged as follows at December 31, 2013:

Accounts Receivable Aging	December 31, 2013
Current (less than 30 days)	164.3
31 - 60 days	5.8
61 - 90 days	1.4
Past due (more than 90 days)	5.0
Balance, December 31, 2013	176.5
Maximum credit risk is calculated as the total recorded value of cash and cash equivalents, short-term investment, accounts receivable, reclamation fund assets, and risk management contracts at the balance sheet date.

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8.	RECLAMATION FUND
In 2005, ARC established a restricted reclamation fund to finance obligations specifically associated with its Redwater property. Minimum contributions to this fund will be approximately $68 million in total over the next 42 years. Under the terms of ARC’s investment policy, cash in the reclamation fund can only be invested in Canadian or US Government securities, investment grade corporate bonds, or investment grade short-term money market securities.

	Year Ended December 31, 2013	Year Ended December 31, 2012
Balance, beginning of period	29.8	26.9
Contributions	3.9	4.4
Reimbursed expenditures (1)	(1.5)	(1.8)
Interest earned on funds	0.4	0.3
Net unrealized gains on available-for-sale assets	—	—
Balance, end of period	32.6	29.8
(1)Amount differs from actual expenditures incurred by ARC due to timing differences and discretionary reimbursements.
Required contributions to this fund will vary over time and have been disclosed as commitments in Note 19. Interest earned on the respective investments is retained within the fund.

9.	INTANGIBLE EXPLORATION AND EVALUATION ASSETS

Carrying amount
Balance, January 1, 2012	187.7
Additions	50.4
Balance, December 31, 2012	238.1
Additions	15.0
Acquisitions	13.6
Intangible exploration and evaluation expenses	(1.3)
Balance, December 31, 2013	265.4

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10.	PROPERTY, PLANT AND EQUIPMENT

Cost	Development and Production Assets	Administrative Assets	Total
Balance, January 1, 2012	5,504.6	45.0	5,549.6
Additions	624.4	5.3	629.7
Assets reclassified as held for sale	(5.0)	—	(5.0)
Assets reclassified from held for sale	5.3	—	5.3
Balance, December 31, 2012	6,129.3	50.3	6,179.6
Additions	862.8	4.6	867.4
Acquisitions	22.8	—	22.8
Change in asset retirement cost	(40.6)	—	(40.6)
Assets reclassified as held for sale	(115.8)	—	(115.8)
Balance, December 31, 2013	6,858.5	54.9	6,913.4

Accumulated depletion, depreciation, amortization and impairment
Balance, January 1, 2012	(895.2)	(8.8)	(904.0)
Depletion, depreciation and amortization	(511.6)	(6.5)	(518.1)
Impairment	(53.0)	—	(53.0)
Accumulated depletion reclassified as held for sale	0.6	—	0.6
Accumulated depletion reclassified from held for sale	(0.7)	—	(0.7)
Balance, December 31, 2012	(1,459.9)	(15.3)	(1,475.2)
Depletion, depreciation and amortization	(545.4)	(6.5)	(551.9)
Accumulated depletion reclassified as held for sale	42.2	—	42.2
Balance, December 31, 2013	(1,963.1)	(21.8)	(1,984.9)

Carrying amounts
Balance, December 31, 2012	4,669.4	35.0	4,704.4
Balance, December 31, 2013	4,895.4	33.1	4,928.5
For the year ended December 31, 2013, $38 million of direct and incremental general and administrative expenses were capitalized to PP&E ($27.9 million for the year ended December 31, 2012).

Assets held for sale
Balance, January 1, 2012	4.6
Additions	4.4
Disposals	(4.1)
Reclassified to development and production assets	(4.6)
Balance, December 31, 2012	0.3
Additions	73.6
Disposals	(73.9)
Balance, December 31, 2013	—

11.	FINANCIAL LIABILITIES AND LIQUIDITY RISK
Liquidity risk is the risk that ARC will not be able to meet its financial obligations as they become due. ARC actively manages its liquidity at a reasonable cost through strategies such as continuously monitoring forecasted and actual cash flows from operating, financing and investing activities, available credit and working capital facilities under existing banking arrangements, and opportunities to issue additional equity. Management believes that future cash flows generated from these sources will be adequate to settle ARC’s financial liabilities. Refer to Note 12 for further details on available amounts under existing banking arrangements and Note 14 for further details on ARC's capital management objectives and policies.

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The following table details the contractual maturities of ARC’s financial liabilities as at December 31, 2013:

	Carrying Amount	1 Year	2-3 Years	4-5 Years	Beyond 5 Years
Accounts payable and accrued liabilities	274.5	274.5	—	—	—
Dividends payable	31.4	31.4	—	—	—
Risk management contracts (1)	13.5	12.9	0.5	0.1	—
Long-term debt	901.3	42.1	91.7	209.5	558.0
Long-term incentive compensation liability	26.1	—	26.1	—	—
Total financial liabilities	1,246.8	360.9	118.3	209.6	558.0

(1)	Risk management contracts are derivatives. All other financial liabilities contained in this table are non-derivative liabilities.

12.	LONG-TERM DEBT

	December 31, 2013	December 31, 2012
Syndicated credit facilities:
Cdn$ denominated	99.8	—
Working capital facility	6.1	—
Senior notes
Master Shelf Agreement
5.42% US$ note	39.9	46.6
4.98% US$ note	53.2	49.7
2004 Note Issuance
4.62% US$ note	6.8	12.8
5.10% US$ note	15.3	19.1
2009 note issuance
7.19% US$ note	43.1	53.7
8.21% US$ note	37.2	34.8
6.50% Cdn$ note	17.4	23.2
2010 note issuance
5.36% US$ note	159.5	149.2
2012 note issuance
3.31% US$ note	63.8	59.7
3.81% US$ note	319.2	298.6
4.49% Cdn$ note	40.0	40.0
Total long-term debt outstanding	901.3	787.4
Long-term debt due within one year	42.1	39.7
Long-term debt due beyond one year	859.2	747.7
Credit Facilities
ARC has a $1 billion, annually extendable, financial covenant-based syndicated credit facility (“the facility”). The current maturity date of the facility is October 10, 2017. ARC also has in place a $40 million demand working capital facility and letter of credit facilities from two lenders totaling $40 million. Both the working capital facility and the letter of credit facilities are subject to the same covenants as the syndicated credit facility.
Borrowings under the facility bear interest at Canadian bank prime (three per cent at both December 31, 2013 and 2012) or US base rate, or, at ARC’s option, Canadian dollar bankers’ acceptances or US dollar LIBOR loan rates, plus applicable margin and stamping fees. The total stamping fees range between 50 basis points and 215 basis points on Canadian bank prime and US base rate borrowings and between 150 basis points and 315 basis points on Canadian dollar bankers’ acceptance and US dollar LIBOR borrowings. The undrawn portion of the facility is subject to a standby fee in the range of 30 to 63 basis points.

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The weighted average interest rate under the credit facility was two per cent for the years ended December 31, 2013 and 2012.
Senior Notes Issued Under a Master Shelf Agreement
These senior notes were issued in two separate tranches pursuant to an Uncommitted Master Shelf Agreement. The terms and rates of these senior notes are summarized below:

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
December 15, 2005	US$37.5 million	5.42%	December 15, 2017	Eight equal installments beginning December 15, 2010
March 5, 2010	US$50 million	4.98%	March 5, 2019	Five equal installments beginning March 5, 2015
Senior Notes Not Subject to the Master Shelf Agreement
The senior notes not subject to the Master Shelf Agreement were issued via private placements. The terms and rates of these senior notes are summarized below.

Issue Date	Remaining Principal	Coupon Rate	Maturity Date	Principal Payment Terms
April 27, 2004	US$6.4 million	4.62%	April 27, 2014	Six equal installments beginning April 27, 2009
April 27, 2004	US$14.4 million	5.10%	April 27, 2016	Five equal installments beginning April 27, 2012
April 14, 2009	US$40.5 million	7.19%	April 14, 2016	Five equal installments beginning April 14, 2012
April 14, 2009	US$35 million	8.21%	April 14, 2021	Five equal installments beginning April 14, 2017
April 14, 2009	Cdn$17.4 million	6.50%	April 14, 2016	Five equal installments beginning April 14, 2012
May 27, 2010	US$150 million	5.36%	May 27, 2022	Five equal installments beginning May 27, 2018
August 23, 2012	US$60 million	3.31%	August 23, 2021	Five equal installments beginning August 23, 2017
August 23, 2012	US$300 million	3.81%	August 23, 2024	Five equal installments beginning August 23, 2020
August 23, 2012	Cdn$40 million	4.49%	August 23, 2024	Five equal installments beginning August 23, 2020
Credit Capacity
The following table summarizes ARC’s available credit capacity and the current amounts drawn as at December 31, 2013:

	Credit Capacity	Drawn	Remaining
Syndicated credit facility	1,000.0	99.8	900.2
Working capital facility	40.0	6.1	33.9
Senior Notes subject to a Master Shelf Agreement (1)	239.3	93.1	146.2
Senior Notes not subject to a Master Shelf Agreement	702.3	702.3	—
Total	1,981.6	901.3	1,080.3

(1)	Total credit capacity is US$225 million.
Debt Covenants
The following are the significant financial covenants governing the revolving credit facilities:

•	long-term debt and letters of credit not to exceed three times trailing twelve month net income before non-cash items, income taxes and interest expense;

•	long-term debt, letters of credit, and subordinated debt not to exceed four times trailing twelve month net income before non-cash items, income taxes and interest expense; and

•	long-term debt and letters of credit not to exceed 50 per cent of the book value of shareholders’ equity and long-term debt, letters of credit, and subordinated debt.

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In the event that ARC enters into a material acquisition whereby the purchase price exceeds 10 per cent of the book value of ARC’s assets, the ratio in the first covenant is increased to 3.5 times, while the third covenant is increased to 55 per cent for the subsequent six month period. As at December 31, 2013, ARC had $14.9 million in letters of credit ($9.1 million at December 31, 2012), no subordinated debt, and was in compliance with all covenants.
The fair value of all senior notes as at December 31, 2013 is $785.9 million ($827.9 million as at December 31, 2012), compared to a carrying value of $795.4 million ($787.4 million as at December 31, 2012).

13.	ASSET RETIREMENT OBLIGATIONS
The total future ARO liability was estimated by Management based on ARC’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon the wells and facilities, and the estimated timing of the costs to be incurred in future periods. ARC has estimated the net present value of its total ARO to be $475.4 million as at December 31, 2013 ($532.9 million at December 31, 2012) based on a total future undiscounted liability of $1.66 billion ($1.39 billion at December 31, 2012). At December 31, 2013, Management estimates that these payments are expected to be made over the next 60 years with the majority of payments being made in years 2062 to 2073. The Bank of Canada’s long-term risk-free bond rate of 3.24 per cent (2.36 per cent in 2012) and an inflation rate of two per cent (two per cent in 2012) were used to calculate the present value of the ARO liability.
The following table reconciles ARC’s provision for ARO:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Balance, beginning of period	532.9	496.4
Increase in liabilities relating to development activities	12.8	5.9
Increase (decrease) in liabilities relating to change in estimate and discount rate	(53.4)	29.7
Settlement of reclamation liabilities	(18.5)	(11.9)
Accretion	12.5	12.4
Disposals	(10.9)	0.4
Balance, end of period	475.4	532.9
Expected to be incurred within one year	25.1	—
Expected to be incurred beyond one year	450.3	532.9

14.	CAPITAL MANAGEMENT
ARC’s objective when managing its capital is to maintain a conservative structure that will allow it to:

•	fund its development and exploration program;

•	provide financial flexibility to execute on strategic opportunities; and

•
maintain a dividend policy that, in normal times, in the opinion of Management and the Board of Directors, is sustainable for a minimum period of six months in order to normalize the effect of commodity price volatility to shareholders.

ARC manages the following capital:

•	common shares and

•
net debt, which includes long-term debt and working capital deficit (surplus), if any. Working capital deficit (surplus) is calculated as current liabilities less current assets, and excludes current unrealized amounts pertaining to risk management contracts, assets held for sale and ARO contained within liabilities associated with assets held for sale, as well as the current portion of long-term debt and current portion of ARO.

When evaluating ARC’s capital structure, Management’s objective is to target net debt between one to 1.5 times annualized funds from operations and less than 20 per cent of total capitalization. As at December 31, 2013 ARC’s net debt to funds from operations ratio is 1.2 and its net debt to total capitalization ratio is 9.8 per cent.

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	Year Ended December 31, 2013	Year Ended December 31, 2012
Cash from operating activities	801.7	703.5
Net change in other liabilities (Note 21)	16.6	10.6
Change in non-cash working capital (Note 21)	43.5	5.7
Funds from operations	861.8	719.8

	December 31, 2013	December 31, 2012
Long-term debt (1)	901.3	787.4
Accounts payable and accrued liabilities	274.5	301.0
Dividends payable	31.4	30.9
Cash and cash equivalents, accounts receivable, prepaid expenses and short-term investment	(195.7)	(373.7)
Net debt obligations	1,011.5	745.6

Shares outstanding (millions)	314.1	308.9
Share price ($) (2)	29.57	24.44
Market capitalization	9,287.9	7,549.5
Net debt obligations	1,011.5	745.6
Total capitalization	10,299.4	8,295.1

Net debt as a percentage of total capitalization (%)	9.8	9.0
Net debt to funds from operations (ratio)	1.2	1.0

(1)	Includes current portion of long-term debt at December 31, 2013 and December 31, 2012 of $42.1 million and $39.7 million, respectively.

(2)	TSX closing price as at December 31, 2013 and December 31, 2012, respectively.
ARC manages its capital structure and makes adjustments to it in response to changes in economic conditions and the risk characteristics of the underlying assets. ARC is able to change its capital structure by issuing new shares, new debt or changing its dividend policy.

15.	FINANCIAL INSTRUMENTS AND MARKET RISK MANAGEMENT
Fair Value Hierarchy
All of ARC’s financial instruments carried at fair value are transacted in active markets. ARC’s cash and cash equivalents, short-term investment, and reclamation fund assets are classified as Level 1 measurements in the three-level fair value measurement hierarchy and its bank debt and risk management contracts are classified as Level 2 measurements. ARC does not have any fair value measurements classified as Level 3 and there were no transfers between levels in the hierarchy in the year ended December 31, 2013.
Short-term Investment
ARC holds an investment in a publicly traded petroleum and natural gas producing company that had an initial cost of $2.9 million. The short-term investment is measured at fair value through profit and loss and any periodic change in fair value is recorded as an unrealized gain or loss in the statements of income. At December 31, 2013, the fair value of ARC’s investment was $3.6 million ($1.7 million at December 31, 2012) and an unrealized gain of $1.9 million was recorded for the year ended December 31, 2013 (loss of $1.6 million for the year ended December 31, 2012).
Financial Assets and Financial Liabilities Subject to Offsetting
ARC's risk management contracts are subject to master netting agreements that create a legally enforceable right to offset by counterparty the related financial assets and financial liabilities on the Company's balance sheets in all circumstances.

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The following is a summary of ARC's financial assets and financial liabilities that are subject to offsetting as at December 31, 2013 and December 31, 2012:

	Gross Amounts of Recognized Financial Assets (Liabilities)	Gross Amounts of Recognized Financial Assets (Liabilities) Offset in Balance Sheet	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet Prior to Credit Risk Adjustment	Credit Risk Adjustment	Net Amounts of Financial Assets (Liabilities) Recognized in Balance Sheet
As at December 31, 2013
Risk management contracts
Current asset	13.7	(9.2)	4.5	(0.1)	4.4
Long-term asset	63.3	(1.6)	61.7	(0.5)	61.2
Current liability	(22.6)	9.2	(13.4)	0.5	(12.9)
Long-term liability	(2.3)	1.6	(0.7)	0.1	(0.6)
Net position	52.1	—	52.1	—	52.1

As at December 31, 2012
Risk management contracts
Current asset	35.6	(4.2)	31.4	(0.5)	30.9
Long-term asset	3.6	(1.9)	1.7	—	1.7
Current liability	(4.7)	4.2	(0.5)	—	(0.5)
Long-term liability	(12.2)	1.9	(10.3)	—	(10.3)
Net position	22.3	—	22.3	(0.5)	21.8
Market Risk Management
ARC is exposed to a number of market risks that are part of its normal course of business. Market risks that could adversely affect the value of the Company’s financial assets, liabilities and expected future cash flows include commodity price risk, interest rate risk, and foreign exchange risk. ARC has a risk management program in place that includes financial instruments as disclosed in the risk management contracts section of this note.
ARC’s senior Management oversees the Company's risk management program. The Company's senior Management is supported by ARC's Risk Committee that advises on financial risks and the appropriate risk management strategy based on guidelines approved by the Board of Directors. The objective of the risk management program is to support ARC’s business plan by mitigating adverse changes in commodity prices, interest rates and foreign exchange rates in order to reduce the volatility of revenues, increase the certainty of funds from operations, and to protect acquisition and development economics. All risk management activities are performed by specialist teams that have the appropriate skills, experience and supervision.
In the sections below, ARC has prepared sensitivity analyses in an attempt to demonstrate the hypothetical effect of changes in these market risk factors on ARC’s net income. For the purposes of the sensitivity analyses, the effect of a variation in a particular variable is calculated independently of any change in another variable. In reality, changes in one factor may contribute to changes in another, which may magnify or counteract the sensitivities. The assumptions made to derive the changes in the relevant risk variables in each sensitivity analysis are based on Management’s assessment of reasonably possible changes that could occur at December 31, 2013. The results of the sensitivity analyses should not be considered to be predictive of future performance.
Commodity Price Risk
ARC’s operational results and financial condition are largely dependent on the commodity prices received for its oil and natural gas production. Commodity prices have fluctuated widely during recent years due to global and regional factors including supply and demand fundamentals, inventory levels, weather, economic, and geopolitical factors. Movement in commodity prices could have a significant positive or negative impact on ARC’s net income.
The guidelines for ARC's risk management program currently restrict the amount of risk management contract volumes to a maximum of 55 per cent of total expected production over the next two years with a maximum of 25 per cent of expected natural gas production in risk management contracts beyond two years and up to five years. ARC’s risk management program guidelines allow for further risk management contracts on anticipated volumes associated with new production arising from specific capital projects and acquisitions or to further protect cash flows for a specific period with approval of the Board.

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ARC manages the risks associated with changes in commodity prices by entering into a variety of risk management contracts (see Risk Management Contracts section below). The following table illustrates the effects of movement in commodity prices on net income due to changes in the fair value of risk management contracts in place at December 31, 2013. The sensitivity is based on a US$10 increase and decrease in the price of West Texas Intermediate ("WTI"), a US$0.50 increase and decrease in the price of New York Mercantile Exchange ("NYMEX") natural gas, a five per cent increase and 10 per cent decrease in the Alberta natural gas trading price ("AECO") basis relative to NYMEX, and a Cdn$20 increase and Cdn$10 decrease in the Alberta Electric System Operator ("AESO") power price.

Sensitivity of Commodity Price Risk Management Contracts
	Increase in Commodity Price			Decrease in Commodity Price
	Crude Oil	Natural Gas	Electricity	Crude Oil	Natural Gas	Electricity
Net income increase (decrease)	(30.6)	(88.3)	9.9	26.6	122.9	(4.9)
ARC enters into physical commodity contracts in the normal course of business. These contracts are not derivatives and are treated as executory contracts, which are recognized at cost at the time of transaction.
Interest Rate Risk
ARC's policy is to manage its interest cost using a mix of both fixed and variable interest rates on its debt. Changes in interest rates could result in an increase or decrease in the amount ARC pays to service variable interest rate debt. Changes in interest rates could also result in fair value risk on ARC’s fixed rate senior notes. Fair value risk of the senior notes is mitigated due to the fact that ARC generally does not intend to settle its fixed rate debt prior to maturity.
If interest rates applicable to variable rate debt increased or decreased by one per cent, it is estimated that ARC's net income would change by approximately $0.8 million for the year ended December 31, 2013. This assumes that the change in interest rates is effective from the beginning of the year and the amount and proportion of variable interest rate debt remains constant from December 31, 2013.
Foreign Exchange Risk
North American oil and natural gas prices are based upon US dollar denominated commodity prices. As a result, the price received by Canadian producers is affected by the Cdn$/US$ foreign exchange rate that may fluctuate over time. In addition, ARC has US dollar denominated debt and interest obligations of which future cash repayments are directly impacted by the exchange rate in effect on the repayment date.
The following table demonstrates the effect of exchange rate movements on net income due to changes in the fair value of risk management contracts in place at December 31, 2013 as well as the unrealized gain or loss on revaluation of outstanding US dollar denominated debt. The sensitivity is based on a $0.04 increase and $0.04 decrease in the Cdn$/US$ foreign exchange rate.

Sensitivity of Foreign Exchange Exposure	Increase in Cdn$/US$ rate	Decrease in Cdn$/US$ rate
Risk management contracts	(10.1)	12.1
US dollar denominated debt	(24.2)	24.2
Net income increase (decrease)	(34.3)	36.3
Increases and decreases in foreign exchange rates applicable to US dollar denominated payables and receivables would have a nominal impact on ARC’s net income for the period ended December 31, 2013.

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Risk Management Contracts
The following is a summary of all risk management contracts in place, excluding premiums, as at December 31, 2013. Risk management contract premiums have been disclosed as commitments in Note 19.

Financial WTI Crude Oil Contracts (1)
			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	bbl/d	US$/bbl	US$/bbl	US$/bbl
1-Jan-14	30-Jun-14	3-Way	2,500	90.00	70.00	100.00
1-Jan-14	30-Jun-14	Collar	2,500	90.00	—	100.00
1-Jan-14	31-Dec-14	Collar	5,000	90.00	—	100.00
1-Jul-14	31-Dec-14	3-Way	5,000	90.00	70.00	100.00

(1)	Settled on the monthly average price.

Financial WTI Crude Oil Swap Contracts (2)
			Volume	Sold Swap
Term		Contract	bbl/d	US$/bbl
1-Jan-14	30-Jun-14	Swap	8,000	93.10

(2)	Settled on the monthly average price.

Financial WTI Crude Oil First vs Second Month Calendar Spread Contracts (3)
			Volume	Spread
Term		Contract	bbl/d	US$/bbl
1-Jan-14	31-Dec-14	Swap	4,000	0.51
1-Jan-14	31-Dec-14	Put	2,000	0.40

(3)	ARC receives the second delivery month contract average plus the calendar spread; ARC pays the prompt contract monthly average.

Financial NYMEX Natural Gas Swap Contracts (4)
			Volume	Sold Swap
Term		Contract	mmbtu/d	US$/mmbtu
1-Jan-14	31-Dec-14	Swap	80,000	4.00

(4)	NYMEX Henry Hub "Last Day" Settlement.

Financial NYMEX Natural Gas Contracts (5)
			Volume	Bought Put	Sold Call
Term		Contract	mmbtu/d	US$/mmbtu	US$/mmbtu
1-Jan-14	31-Mar-14	Collar	60,000	4.00	5.00
1-Jan-14	31-Mar-14	Collar	20,000	4.00	4.75
1-Jan-14	31-Mar-14	Collar	50,000	4.00	4.50
1-Apr-14	31-Dec-14	Collar	10,000	4.00	5.00
1-Apr-14	31-Dec-14	Collar	30,000	4.00	4.50
1-Apr-14	31-Dec-14	Collar	90,000	4.00	4.25
1-Jan-15	31-Dec-15	Collar	30,000	4.00	4.75
1-Jan-15	31-Dec-15	Collar	60,000	4.00	5.00
1-Jan-15	31-Dec-17	Collar	10,000	4.00	4.50
1-Jan-16	31-Dec-17	Collar	90,000	4.00	5.00
1-Jan-18	31-Dec-18	Collar	50,000	4.00	5.00

(5)	NYMEX Henry Hub "Last Day" Settlement

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Financial AECO Basis Swap Contracts
			Volume	Ratio Sold Swap %
Term		Contract	mmbtu/d	AECO/NYMEX (6)
1-Jan-14	31-Jan-14	Swap	90,000	89.8
1-Feb-14	31-Mar-14	Swap	130,000	89.8
1-Apr-14	31-Dec-14	Swap	190,000	89.8
1-Jan-15	31-Dec-17	Swap	130,000	90.5
1-Jan-18	30-Jun-18	Swap	20,000	89.9

(6)	ARC receives NYMEX price based on Last Day settlement multiplied by AECO/NYMEX US$/mmbtu ratio; ARC pays AECO (7a) monthly index US$/mmbtu.

Foreign Exchange Contracts (7)
			Volume	Bought Put	Sold Put	Sold Call
Term		Contract	US$ millions/month	Cdn$/US$	Cdn$/US$	Cdn$/US$
1-Jan-14	30-Jun-14	Put Spread	2.0	1.0637	1.0125	—
1-Jan-14	31-Dec-14	Collar	29.0	1.0410	—	1.0810
1-Jan-14	31-Dec-14	Put Spread	2.0	1.0600	1.0200	—
1-Jan-15	31-Dec-15	Collar	2.0	1.0400	—	1.0925

(7)	Prices for foreign exchange contracts are averages for multiple periods.

Foreign Exchange Swap Contracts (8)
			Volume	Sold Swap	Limit Price (9)
Term		Contract	US$ millions/month	Cdn$/US$	Cdn$/US$
1-Jan-14	30-Jun-14	Swap	4.0	1.0621	—
1-Jan-14	31-Dec-14	Swap	2.0	1.0505	—
1-Jan-14	31-Dec-14	Limit Swap	8.0	1.0456	1.1163
1-Jan-15	31-Dec-15	Limit Swap	2.0	1.0525	1.1350

(8)	Prices for foreign exchange contracts are averages for multiple periods.

(9)	Swap with upside participation up to the limit; above which, settlement will occur at swap price.

Financial Electricity Heat Rate Contracts (10)
			Volume	Heat Rate
Term		Contract	MWh	GJ/MWh
1-Jan-14	31-Dec-17	Heat Rate Swap	20	13.71

(10)	ARC pays AECO Monthly (5a) x Heat Rate; ARC receives floating AESO Power Price.
At December 31, 2013, the net fair value associated with ARC’s risk management contracts was a net asset of $52.1 million ($21.8 million net asset at December 31, 2012). ARC recorded gains on its risk management contracts of $46.3 million for the year ended December 31, 2013 in its statements of income (gain of $80.6 million for the year ended December 31, 2012).

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16.	INCOME TAXES
The major components of income tax expense for the years ended December 31, 2013 and 2012 were as follows:

	December 31, 2013	December 31, 2012
Current:
Current year	24.7	29.7
Adjustments for prior years	(8.4)	0.2
	16.3	29.9
Deferred:
Origination and reversal of temporary differences	55.5	16.5
Adjustments for prior years	10.7	2.8
Changes in tax rates and legislation	11.7	—
	77.9	19.3
Total provision for income taxes	94.2	49.2
The tax provision differs from the amount computed by applying the combined Canadian federal and provincial statutory income tax rates to income before deferred income tax expense as follows:

	December 31, 2013	December 31, 2012
Income before tax	334.9	188.4
Canadian statutory rate (1)	25.5%	25.0%
Expected income tax expense at statutory rates	85.3	47.1
Effect on income tax of:
Effect of change in corporate tax rate	11.7	—
Non-deductible portion of unrealized loss on foreign exchange	7.2	0.1
Change in estimated pool balances	(8.2)	2.8
Other	(1.8)	(0.8)
Total provision for income taxes	94.2	49.2

(1)
The tax rate consists of the combined federal and provincial statutory tax rates for the Company and its subsidiaries for the years ended December 31, 2013 and December 31, 2012. The general combined federal and provincial tax rate increased to 25.5 per cent in 2013 from 25 per cent in 2012 primarily due to the BC provincial rate increasing from 10 per cent in 2012 to 11 per cent effective April 1, 2013.

	December 31, 2013	December 31, 2012
Deferred tax liabilities:
PP&E in excess of tax value	731.3	651.9
Risk management contracts	16.8	8.2
Long-term debt	—	6.1
Partnership deferral	—	12.9

Deferred tax assets:
Asset retirement obligations	(121.5)	(133.6)
Long-term debt	(0.9)	—
Risk management contracts	(3.4)	(2.7)
Long-term incentive compensation expense	(17.4)	(13.1)
Other	(4.7)	(7.4)
Deferred taxes	600.2	522.3
At December 31, 2013, the petroleum and natural gas properties and facilities owned by ARC have an approximate federal tax basis of $2.3 billion ($2.4 billion in 2012) available for future use as deductions from taxable income.

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The following is a summary of the estimated ARC tax pools:

	December 31, 2013	December 31, 2012
Canadian oil and gas property expense (1)	718.2	826.0
Canadian development expense (1)	862.5	875.8
Canadian exploration expense (1)	—	22.9
Undepreciated capital cost	740.0	595.8
Other	18.8	29.3
Total federal tax pools	2,339.5	2,349.8
Additional Alberta tax pools	23.3	28.1
(1) The December 31, 2012 comparative tax pools presented above include a deferral of partnership income of $51.6 million inherent in the income tax calculation for the year ended December 31, 2012. That deferral, as available under Canadian income tax legislation utilized $118 million of the 2012 income tax pools shown in the table above. During the year ended December 31, 2013, ARC changed the year-end of its wholly-owned partnership to December 31, eliminating any deferral of partnership income.
A deferred tax liability has not been recognized in respect of temporary differences associated with the investment in the partnership, as it is not likely that such temporary differences will reverse in the foreseeable future. The taxable temporary differences associated with the investment in the partnership at December 31, 2013 are approximately $3 billion ($2.6 billion at December 31, 2012).

17.	SHAREHOLDERS’ CAPITAL
ARC is authorized to issue an unlimited number of no par value common shares and 50 million preferred shares without nominal or par value. Common shares carry one vote per share and carry the right to dividends. Preferred shares may be issued in series with rights and conditions to be determined by ARC's Board of Directors prior to issuance and subject to the Company’s articles. There are no outstanding preferred shares as at December 31, 2013 or 2012.

(thousands of shares)	Year Ended December 31, 2013	Year Ended December 31, 2012
Common shares, beginning of period	308,888	288,895
Equity offering	—	14,588
Dividend reinvestment program	4,611	5,405
Stock dividend program	568	—
Common shares, end of period	314,067	308,888
Net income per common share has been determined based on the following:

(thousands of shares)	Year Ended December 31, 2013	Year Ended December 31, 2012
Weighted average common shares	311,537	297,161
Dilutive impact of share options	361	81
Weighted average common shares - diluted	311,898	297,242
On May 15, 2013 at the Annual and Special Meeting of Shareholders, ARC shareholders passed a special resolution in respect of ARC common shares such that ARC may issue common shares as payment of all or any portion of dividends declared on common shares (the "Stock Dividend Program"). The Stock Dividend Program allows shareholders to accumulate additional common shares issued from treasury at an effective five per cent discount to the current market price.
Alternatively, shareholders may continue to elect to reinvest their cash dividends into additional common shares of ARC pursuant to the Dividend Reinvestment Program ("DRIP"), which also allows shareholders to acquire shares from treasury at an effective five per cent discount. Participation in the Stock Dividend Program and DRIP is optional; shareholders who do not wish to participate in either plan continue to receive cash dividends.
Also on May 15, 2013, an amendment was passed to discontinue the optional common share purchase component of the DRIP.

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Dividends declared for the years ended December 31, 2013 and 2012 were $1.20 per common share.
On January 16, 2014, the Board of Directors declared a dividend of $0.10 per common share, payable in cash or common shares under the Stock Dividend Program, to shareholders of record on January 31, 2014. The dividend payment date is February 18, 2014. Of the $31.4 million in dividends payable at December 31, 2013, $2.6 million is payable in common shares under the Stock Dividend Program (2012 - nil).

18.	LONG-TERM INCENTIVE PLANS
RSU & PSU Plan
ARC’s share-based long-term incentive plan (RSU & PSU Plan) results in employees, officers and directors (the “plan participants”) receiving cash compensation in relation to the value of a specified number of underlying notional share units. The RSU & PSU Plan consists of RSUs for which the number of share units is fixed and will vest evenly over a period of three years and PSUs for which the number of share units is variable and will vest at the end of three years.
Upon vesting of the RSUs, the plan participant receives a cash payment based on the fair value of the underlying share units plus all dividends accrued since the grant date. The cash compensation of the PSUs issued upon vesting is further dependent upon an adjustment to the final number of PSU awards that eventually vest based on a performance multiplier. The performance multiplier is calculated using the percentile rank of ARC’s Total Shareholder Return relative to its peers and can result in cash compensation issued upon vesting of the PSUs ranging from zero to two times the value of the PSUs originally granted.
DSU Plan
ARC offers a DSU Plan to non-employee directors, under which each director receives a minimum of 55 per cent of their total annual remuneration in the form of DSUs. Each DSU fully vests on the date of grant, but is distributed only when the director has ceased to be a member of the Board of Directors of the Company. Compensation expense associated with the DSU Plan is based on the fair value of DSUs at the date of grant, adjusted to the current fair value of outstanding awards at each period end. Units are settled in cash based on the common share price plus accrued dividends.
The following table summarizes the RSU, PSU and DSU movement for the years ended December 31, 2013 and 2012:

(number of units, thousands)	RSUs	PSUs	DSUs
Balance, January 1, 2012	852	1,445	64
Granted	354	572	70
Distributed	(443)	(517)	—
Forfeited	(67)	(99)	—
Balance, December 31, 2012	696	1,401	134
Granted	346	577	57
Distributed	(349)	(379)	(32)
Forfeited	(55)	(107)	—
Balance, December 31, 2013	638	1,492	159
Compensation charges relating to the RSU, PSU and DSU Plans can be reconciled as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012
General and administrative expense	38.7	32.4
Operating expense	5.3	4.8
PP&E	6.5	3.4
Total compensation charges	50.5	40.6
Cash payments	33.7	40.9
At December 31, 2013, $42.6 million of compensation amounts payable were included in accounts payable and accrued liabilities on the balance sheet ($28.6 million at December 31, 2012), and $26.1 million was included in long-term incentive compensation liability ($24.5 million at December 31, 2012). A recoverable amount of $0.6 million was included in accounts receivable at December 31, 2013 ($0.8 million at December 31, 2012).

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Share Option Plan
Share options are granted to officers, certain employees and certain consultants of ARC which vest evenly on the fourth and fifth anniversary of their grant date and have a maximum term of seven years. The option holder has the right to exercise the options and purchase common shares at the original grant price or at a reduced exercise price, equal to the grant price less all dividends paid subsequent to the grant date and prior to the exercise date.
ARC estimates the fair value of share options granted using a binomial-lattice option pricing model. The grant date fair values of the share option plans were $3.6 million, or $8.40 per option outstanding for the 2011 grant, $5.5 million, or $5.25 per option outstanding for the 2012 grant, and $5.6 million, or $7.87 per option outstanding for the 2013 grant. The first vesting is expected to occur on March 24, 2015. The following assumptions were used to arrive at the estimated fair value at the date of the options grants:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Grant date share price ($)	20.20 - 27.15	20.20 - 27.11
Exercise price ($) (1)	18.40 - 26.55	19.60 - 25.01
Expected annual dividends ($)	1.20	1.20
Expected volatility (%) (2)	37.00 - 38.00	37.00 - 38.00
Risk-free interest rate (%)	1.39 - 2.61	1.39 - 2.61
Expected life of share option (3)	5.5 to 6 years	5.5 to 6 years

(1)	Exercise price is reduced monthly by the amount of dividend declared.

(2)	Expected volatility is determined by the average price volatility of the common shares/trust units over the past seven years.

(3)	Expected life of the share option is calculated as the mid-point between vesting date and expiry.
ARC recorded compensation expense of $1.9 million and $1 million relating to the share option plan for the years ended December 31, 2013 and 2012, respectively. During 2013, $0.2 million of direct and incremental share option expenses were capitalized to PP&E (2012 - $0.2 million).
The number of share options outstanding and related exercise prices for the years ended December 31, 2013 are as follows:

	Share Options (number of units, thousands)	Weighted Average Exercise Price ($)
Balance, January 1, 2012	419	26.21
Granted	1,056	20.20
Forfeited	(55)	23.69
Balance, December 31, 2012	1,420	21.06
Granted	713	27.15
Forfeited	(111)	22.13
Balance, December 31, 2013	2,022	22.12
Exercisable, December 31, 2013	—	—

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19.	COMMITMENTS AND CONTINGENCIES
The following is a summary of ARC’s contractual obligations and commitments as at December 31, 2013:

	Payments Due by Period
	1 Year	2-3 Years	4-5 Years	Beyond 5 Years	Total
Debt repayments (1)	42.1	91.7	209.5	558.0	901.3
Interest payments (2)	36.8	65.6	55.5	75.0	232.9
Reclamation fund contributions (3)	3.7	6.7	6.2	51.3	67.9
Purchase commitments	32.1	29.4	17.5	12.7	91.7
Transportation commitments	51.3	79.9	54.5	99.0	284.7
Operating leases	15.3	28.5	26.7	69.6	140.1
Risk management contract premiums (4)	3.0	5.1	2.3	—	10.4
Total contractual obligations and commitments	184.3	306.9	372.2	865.6	1,729.0

(1)	Long-term and current portion of long-term debt.

(2)	Fixed interest payments on senior notes.

(3)	Contribution commitments to a restricted reclamation fund associated with the Redwater property.

(4)	Fixed premiums to be paid in future periods on certain commodity risk management contracts.
In addition to the above risk management contract premiums, ARC has commitments related to its risk management program (see Note 15). As the premiums are related to the underlying risk management contracts, they have been recorded at fair market value at December 31, 2013 on the balance sheet as part of risk management contracts.
ARC enters into commitments for capital expenditures in advance of the expenditures being made. At a given point in time, it is estimated that ARC has committed to capital expenditures equal to approximately one quarter of its capital budget by means of giving the necessary authorizations to incur the expenditures in a future period.
ARC is involved in litigation and claims arising in the normal course of operations. Such claims are not expected to have a material impact on ARC’s results of operations or cash flows.

20.	RELATED PARTIES
Interest in Partnership
ARC owns a 99.99% interest in the ARC Resources General Partnership. The other 0.01% of the partnership is owned by 1504793 Alberta Ltd, a 100% owned subsidiary of ARC. ARC’s oil and gas properties are owned and administered by the partnership. ARC is also the sole beneficiary of the Redwater A&R Trust, which administers the reclamation fund on ARC’s behalf.
Key Management Personnel Compensation
ARC has determined that the key management personnel of ARC consists of its officers and directors. Short-term benefits are comprised of salaries and directors fees, annual bonuses, and other benefits. In addition, the Company provides share-based compensation to its key management personnel under the long-term incentive plans and the officers participate in ARC’s share option plan. The compensation included in general and administrative expenses relating to key management personnel for the year is as follows:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Short-term benefits	9.8	13.3
Share-based payments	26.0	21.8
Total key management personnel compensation	35.8	35.1

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21.	SUPPLEMENTAL DISCLOSURES
Presentation in the Statements of Income
ARC’s statements of income are prepared primarily by nature of item, with the exception of employee compensation costs which are included in both the operating and general and administrative expense line items.
The following table details the amount of total employee compensation costs included in the operating and general and administrative expense line items in the statements of income:

	Year Ended December 31, 2013	Year Ended December 31, 2012
Operating	33.0	28.9
General and administrative	95.6	88.5
Total employee compensation costs	128.6	117.4
Cash Flow Statement Presentation
The following tables provide a detailed breakdown of certain line items contained within cash flow from operating activities:

Change in Non-Cash Working Capital	Year Ended December 31, 2013	Year Ended December 31, 2012
Accounts receivable	(12.2)	4.1
Accounts payable and accrued liabilities	(23.6)	(4.1)
Prepaid expenses	(2.5)	1.2
Total	(38.3)	1.2
Relating to:
Operating activities	(43.5)	(5.7)
Investing activities	5.2	6.9
Total change in non-cash working capital	(38.3)	1.2

Other Non-Cash Items	Year Ended December 31, 2013	Year Ended December 31, 2012
Non-cash lease inducement	(1.9)	(2.2)
Loss (gain) on short-term investment	(1.9)	1.6
Share option expense	1.9	1.0
Total other non-cash items	(1.9)	0.4

Net Change in Other Liabilities	Year Ended December 31, 2013	Year Ended December 31, 2012
Long-term incentive compensation liability	1.6	6.0
Risk management contracts	0.3	(4.7)
Asset retirement obligations	(18.5)	(11.9)
Total net change in other liabilities	(16.6)	(10.6)

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